     As filed with the Securities and Exchange Commission on MAY 19, 1999

                                                  Registration No.   333 - _____
                                                                     811 - 07689
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            THE ONE INCOME ANNUITY

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  __X__
                       Pre-Effective Amendment No.  ___
                       Post-Effective Amendment No.  ___

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              Amendment No.   14
                                            ------

                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                              Frank A. Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R.  Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering:  As soon as practicable after the
--------------------------------------------
effective date of the registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Single Premium Immediate Variable Annuity
------------------------------------
Contracts

                        THE ONE
                 INCOME ANNUITY


                 Issued Through

         PFL RETIREMENT BUILDER
       VARIABLE ANNUITY ACCOUNT

                             By

     PFL LIFE INSURANCE COMPANY


Prospectus

_____________________, 1999

This prospectus and the mutual fund               The immediate annuity contract has fixed and variable
prospectus give you important information         payment options.  There are nine portfolios listed below
about the contracts and the mutual funds.         that you can select from if you choose to receive
Please read them carefully before you             variable payments. You can choose any combination of
invest and keep them for future reference.        fixed and variable payments. You bear the investment
                                                  risk if you choose variable payments.

If you would like more information about
The One Income Annuity, a fixed and               ONE GROUP(R) INVESTMENT TRUST:
variable single premium immediate annuity         One Group(R) Investment Trust Bond Portfolio
contract, you can obtain a free copy of the       One Group(R) Investment Trust Government Bond Portfolio
Statement of Additional Information (SAI)         One Group(R) Investment Trust Balanced Portfolio
dated ________________.  Please call us at        One Group(R) Investment Trust Large Cap Growth Portfolio
(800) 544-3152 or write us at: PFL Life           One Group(R) Investment Trust Equity Index Portfolio
Insurance Company, Financial Markets              One Group(R) Investment Trust Diversified Equity
Division, Variable Annuity Department, 4333       Portfolio
Edgewood Road N.E., P.O. Box 3183, Cedar          One Group(R) Investment Trust Mid Cap Growth Portfolio
Rapids, Iowa, 52406-3183.  A registration         One Group(R) Investment Trust Diversified Mid Cap
statement, including the SAI, has been            Portfolio
filed with the Securities and Exchange            One Group(R) Investment Trust Mid Cap Value Portfolio
Commission (SEC) and is incorporated herein
by reference. Information about the               Please note that the contracts and the underlying
separate account and the target account can       portfolios:
be reviewed and copied at the SEC's Public        .  are not bank deposits or deposits of Bank One
Reference Room in Washington, D.C. You may           Corporation;
obtain information about the operation of         .  are not insured or guaranteed bythe Federal Deposit
the public reference room by calling the             insurance Coproration or by any other federal or state
SEC at 1-800-SEC-0330. The SEC also                  governmental agency;
maintains a web site (http://www.sec.gov)         .  are not endorsed by any bank or government agency;
that contains the prospectus, the SAI,            .  are not guaranteed to achieve their goal; and
material incorporated by reference, and           .  involve investment risk, including loss of premium.
other information.  The table of contents
of the SAI is included at the end of this         The Securities and Exchange Commission has not approved
prospectus.                                       or disapproved these securities, or passed upon the
                                                  adequacy of this prospectus.  Any representation to the
                                                  contrary is a criminal offense.

TABLE OF CONTENTS                                                          Page
GLOSSARY OF TERMS.........................................................

SUMMARY...................................................................

EXPENSE TABLE.............................................................

EXAMPLES..................................................................

1.   THE ANNUITY CONTRACT.................................................

2.   ANNUITY PAYMENTS.....................................................
     Annuity Payment Dates................................................
     Payments Under the Contract..........................................
     Fixed, Variable or Combination Payments..............................
     Assumed Investment Rate (AIR)........................................
     Payment Options......................................................

3.   PURCHASE.............................................................
     Contract Issue Requirements..........................................
     Premium Payment......................................................
     Allocation of Premium Payments.......................................
     Variable Annuity Units...............................................

4.   INVESTMENT CHOICES...................................................
     The Separate Account.................................................
     Transfers............................................................

5.   EXPENSES.............................................................
     Separate Account Charge..............................................
     Expenses of the Funds................................................
     Premium Taxes........................................................
     Other Taxes..........................................................
     Surrender Value......................................................
     Transfer Fee.........................................................

6.   TAXES................................................................
     General..............................................................
     Taxation of Purchasers of Non-Qualified Contracts....................
     Taxation of Purchasers of Qualified Contracts........................
     Federal Income Tax Withholding.......................................
     Contract Owners that are Nonresident Aliens
      or Foreign Corporations.............................................
     Possible Changes in Taxation.........................................
     Other Tax Consequences...............................................

7.   SURRENDER VALUE......................................................
     Surrenders...........................................................
     Surrender Value......................................................

8.   PERFORMANCE..........................................................

9.   DEATH BENEFIT........................................................

10.  OTHER INFORMATION....................................................
     PFL Life Insurance Company...........................................
     The Separate Account.................................................
     Voting Rights........................................................
     Distributor of the Contracts.........................................
     Non-participating Contract...........................................
     Variations in Contract Provisions....................................
     Year 2000 Matters....................................................
     IMSA.................................................................
     Delay of Payments....................................................
     Legal Proceedings....................................................
     Financial Statements.................................................

TABLE OF CONTENTS OF THE STATEMENT
OF ADDITIONAL INFORMATION.................................................

APPENDIX A
Historical Performance Data...............................................

APPENDIX B
Illustrations of Annuity Payment Values...................................

No one is authorized to give any information or to make any representations that are not in this prospectus and the SAI (or any sales literature approved by PFL). You should rely only on the information contained in these documents.
The contracts are not available in all states. This prospectus is not an offer anywhere that would be unlawful.

GLOSSARY OF TERMS

Annuitant and Secondary Annuitant--The person upon whose life the annuity payments are based. For joint options, annuity payments are based upon the lives of both the annuitant and secondary annuitant. Either the annuitant or the secondary annuitant generally must be no older than 80 years of age on the contract issue date.

Annuity Payments--Payments made by us to the payee pursuant to the payment option chosen. Annuity payments may be either fixed or variable or a combination of both.

Assumed Investment Return or AIR--The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary(ies)--The person(s) who may receive death proceeds or guaranteed payments under this contract when there is no longer a living annuitant (or last annuitant for joint options).

Contract Issue Date--The date the contract becomes effective. This will be stated in the contract. Generally, the date the initial premium is allocated to the separate account.

Net Investment Factor--A unit of measure used to reflect the change in variable annuity unit values in a subaccount from one valuation period to the next valuation period.

Owner(s)--"You," "your," and "yours." The person or entity named in the contract specifications section who may, while any annuitant is living, exercise all rights granted by the contract. The annuitant must be the owner, if the contract is a qualified contract. If there is a secondary annuitant, he or she may also be an owner (except for a qualified contract, where only one owner is permitted). The secondary annuitant is never required to be an owner.

Payee--The person or entity to whom annuity payments are paid.

Payment Date--The date an annuity payment is paid to the payee. We may require evidence that any annuitant(s) and/or payee is/are alive on the payment date.

Separate Account--PFL Retirement Builder Variable Annuity Account.

Subaccount--The investment options or divisions of the separate account. Each subaccount invests in a different portfolio of the funds. We may make additional subaccounts available in the future.

Successor Owner--The person named by the owner to whom ownership of the contract passes upon the owner's death. If the owner is also the annuitant, the annuitant's beneficiary is entitled to the death proceeds of the contract. If no person is named, the owner's estate shall be deemed the successor owner.

Valuation Day--Each day the New York Stock Exchange is open for trading. The determination of the variable annuity unit value is made at the end of each valuation day.

Variable Annuity Unit--Variable annuity payments are expressed in terms of variable annuity units, the value of which fluctuates in relation to the selected subaccounts.

Variable Annuity Payment Calculation Date--The date, no more than seven business days before each payment date, when the amount of the variable annuity payment is determined. If the New York Stock Exchange is closed on a variable annuity payment calculation date, we will determine the amount of annuity income on the next day it is open.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Words printed in italics in this prospectus are defined in the Glossary.

1.   THE ANNUITY CONTRACT

The Fixed and Variable Single Premium Immediate Annuity Contract offered by PFL Life Insurance Company (PFL, we, us or our) is a contract between you, as the owner, and PFL, an insurance company. The contract is intended to provide a stream of income for life or for a specific period of time you select.

2.   ANNUITY PAYMENTS

Annuity payments may be either fixed, variable or a combination of fixed and variable. We guarantee the amount of fixed annuity payments. We do not, however, guarantee the amount of variable annuity payments. Variable annuity payment amounts are determined by the investment performance of the subaccounts you select.

Annuity payments may be scheduled for either monthly or quarterly payments. Semiannual and annual payments are available only with our approval.

We recommend using electronic funds transfer (EFT) whenever possible.

3.   PURCHASE

You purchase this contract with a single premium. You cannot make additional premium payments. The minimum premium is $25,000, although we can accept a smaller premium if we want.

You may return your contract for a refund within 10 days after you receive it. The amount of the refund will generally be the premium plus or minus the investment performance of the subaccounts to which your premium was allocated, if any.

We will generally pay the refund within 7 days after we receive written notice of cancellation and the returned contract. The contract will then be deemed void. In some states you may have more than 10 days, or receive a refund of more (or less) than the amount described above.

4.   INVESTMENT CHOICES

You choose between fixed or variable annuity payments, or a combination of both. If you choose variable annuity payments you must also select one or more of the following portfolios described in the One Group(R) Investment Trust prospectus:

One Group(R) Investment Trust Bond Portfolio

One Group(R) Investment Trust Government Bond Portfolio

One Group(R) Investment Trust Balanced Portfolio

One Group(R) Investment Trust Large Cap Growth Portfolio

One Group(R) Investment Trust Equity Index Portfolio

One Group(R) Investment Trust Diversified Equity Portfolio

One Group(R) Investment Trust Mid Cap Growth Portfolio

One Group(R) Investment Trust Diversified Mid Cap Portfolio

One Group(R) Investment Trust Mid Cap Value Portfolio

Your variable annuity payments may go up or down with the investment performance of any of these portfolios. You bear this investment risk.

You may transfer amounts within the various subaccounts. You may also transfer amounts from variable to fixed annuity payments at any time. If you do, then the payment option for the fixed annuity payments will be a continuation of the payment option currently applicable to variable annuity payments. Transfers from fixed to variable annuity payments are not permitted. We may charge a fee for excessive transfers (we currently do not charge for transfers).

5.   EXPENSES

There is a separate account charge of 1.15% annually of average daily net assets if you allocate $50,000 or more to variable annuity payments; if you allocate less than $50,000 to variable annuity payments the separate account charge is 1.35%. This charge will not increase and does not apply to fixed annuity payments.

Each portfolio has investment management and other fees charged directly to it. In 1998, these ranged from 0.28% to 1.00% annually of average daily net assets.

In some states, a charge for applicable premium taxes ranging from 0% to 3.5% is deducted from the premium when paid.

6.   TAXES

You are taxed on the part of your annuity payment considered income. Annuity payments from nonqualified contracts may be considered partly a return of your investment in the contract so that part of each payment would not be taxable as income. Annuity payments from qualified contracts are generally considered as all taxable income.

7.   SURRENDER VALUE

You do not have access to your money and cannot surrender any of your contract unless you select either the Certain Only payment option or Life with Emergency Cash(SM) payment option. No other payment option allows surrenders. If you elect a Certain Only payment option you may surrender the present value of the remaining payments. If you select the Life with Emergency Cash(SM) payment option, we will provide you with a Life with Emergency Cash(SM) benefit schedule that will allow you to determine how much is available to surrender. For either option, the amount you surrender must be at least 25% of the full surrender value.

Surrenders may have adverse tax consequences. You should consult with your tax advisor before requesting a surrender.

8.   PERFORMANCE

The amount of your variable annuity payments will vary up or down depending upon the investment performance of the subaccounts you choose. We provide historical, or past, performance information for the portfolios (adjusted to reflect the separate account charge) in Appendix A and in the Statement of Additional Information. This data is not intended to indicate future performance.

9.   DEATH BENEFIT

Some payment options provide a death benefit in the event the annuitant dies after annuity payments begin or if an owner or annuitant dies before annuity payments begin.

10.  OTHER INFORMATION

This section of the prospectus contains information on:

 .    PFL Life Insurance Company

 .    The Separate Account

 .    Voting Rights

 .    Distributor of the Contracts

 .    Non-participating Contracts

 .    Variations of Contract Provisions

 .    Year 2000 Matters

 .    IMSA

 .    Delay of Payments

 .    Legal Proceedings

 .    Financial Statements


Inquiries

If you need more information, please contact us at:

     Administrative and Service Office

     Financial Markets Division

     Variable Annuity Department

     PFL Life Insurance Company

     4333 Edgewood Road N.E.

     P.O. Box 3183

     Cedar Rapids, IA  52406-3183

     (800) 525-6205

====================================================================================================================================
                                                           EXPENSE TABLE
====================================================================================================================================


                                                                                     Separate Account Annual Expenses
           Contract Owner Transaction Expenses                                    (as a percentage of average net assets)
====================================================================================================================================
Sales Load charged to premium                              None            Separate Account Charge:
                                                                           -----------------------
Annual Contract Administration Charge....................  None            Mortality and Expense Risk Charge...............   1.20%
Transfer Fee (for first six transfers in any contract                      (This charge is 1.00% if you allocate $50,000
 year)/ (1)/.............................................  None            or more to variable annuity payments)...........
Surrender Charge.........................................  None            Administration Charge...........................   0.15%
                                                                                                                              -----
     There is no surrender charge with respect to                          Total...........................................   1.35%
      variable annuity payments under the contract.  For
      an explanation of the surrender value, see
      "SURRENDER VALUE".
====================================================================================================================================


                                                  Portfolio Annual Expenses /(2)/
                             (as a percentage of average net assets and after expense reimbursements)

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Total Portfolio
                                                                            Management        Other              Annual
    Portfolio                                                                  Fees          Expenses           Expenses
------------------------------------------------------------------------------------------------------------------------------------
    Bond Portfolio
    Government Bond Portfolio
    Balanced Portfolio
    Large Cap Growth Portfolio
    Equity Index Portfolio
    Diversified Equity Portfolio
    Mid Cap Growth Portfolio
    Diversified Mid Cap Portfolio
    Mid Cap Value Portfolio
====================================================================================================================================

/(1)/  There is currently no charge      /(2)/ The fee table information
       for any transfers, although             relating to the portfolios is
       PFL reserves the right to               for 1998 and was  provided to PFL
       charge $15 for each transfer            by Nationwide Advisory Services,
       in excess of six per year.              Inc., the administrator for One
                                               Group(R) Investment Trust, and
                                               PFL has not independently
                                               verified such information.
                                               Expenses may be higher or lower
                                               than these 1998 expenses.

EXAMPLES

The following examples indicate the       . there are no premium taxes;
expenses you would pay in various         . there are no transfers;
situations, based on actual portfolio     . the entire premium is allocated to
expenses for 1998, and the following        each subaccount; and
assumptions:                              . the annuitant is a 65 year old male.

 . a $1,000 investment (and, therefore,    (Any different assumption(s) would
   a 1.35% separate account charge);      result in different expenses.)
 . a 5.0% annual return on assets;
 . monthly payments;
 . a 5% assumed investment return;

====================================================================================================================================

                                                                                                               Single Life Annuity
                                                Single Life Annuity        20 Year Certain Only Annuity      with Emergency Cash(SM)
                                              (the contract cannot be         and the contract is not         and the contract is
                                                    surrendered)                    surrendered                   surrendered
                                           -----------------------------------------------------------------------------------------
Subaccounts                                   1 Year         3 Years          1 Year         3 Years          1 Year         3 Years

------------------------------------------------------------------------------------------------------------------------------------

Bond Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Government Bond Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Balanced Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Large Cap Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Equity Index Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Diversified Equity Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Mid Cap Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Diversified Mid Cap Portfolio
------------------------------------------------------------------------------------------------------------------------------------

Mid Cap Value Portfolio
====================================================================================================================================


The above tables will assist you in        The examples are not a representation
understanding the costs and expenses       of past or future expenses.  Actual
of the contract and the underlying         expenses may be more or less than
funds that you will bear, directly or      those shown.
indirectly.  The expense table assumes
that your entire premium is allocated      Financial Information. The
to the separate account; therefore, it     ---------------------
reflects expenses of the separate          subaccounts had not commenced
account as well as the underlying          operations as of December 31, 1998,
portfolios.                                therefore there is no condensed
                                           financial information to report as
The tables do not reflect any              of the date of this prospectus.
deductions for taxes.  Any applicable
premium taxes are deducted from the
premium when you buy the contract.

1.  THE ANNUITY CONTRACT                   We will not pay interest on amounts
                                           represented by uncashed annuity
This prospectus describes The              payment checks if the postal or other
One Income Annuity. This is a              delivery service is unable to deliver
single premium immediate                   checks to the payee's address of
annuity contract offered by                record. Uncashed variable annuity
PFL Life Insurance Company.                payments will not participate in the
                                           performance of the portfolios. The
An annuity is a contract                   payee is responsible for keeping us
between you, the owner, and an             informed of their current address of
insurance company (in this                 record.
case PFL), where the insurance
company promises to pay you an             Fixed, Variable or Combination
income in the form of annuity              Payments
payments. You choose the
frequency of these payments                You allocate your premium between
and the first annuity payment              fixed and variable payments under a
date.                                      payment option when you buy the
                                           contract. You may choose all fixed,
You can use the contract to                all variable or a combination of
provide periodic payments over             fixed and variable annuity payments.
your lifetime or some other
specific period of time you                Any portion of your premium allocated
select.                                    to a fixed payment option will always
                                           remain allocated to fixed annuity
The contract is "fixed and                 payments. However, you may transfer
variable" because you can                  from variable annuity payments to
allocate your premium between              fixed annuity payments at any time.
fixed and variable annuity
payments. The amount of the                If you choose a combination of fixed
fixed annuity payments will                and variable annuity payments, a
not vary and are guaranteed by             portion of your annuity payments will
PFL. The amount of the                     be fixed and a portion will vary
variable annuity payments will             according to the investment
vary depending on the                      experience of the portfolios
investment performance of your             underlying the subaccounts. We will
investment choices.                        guarantee the dollar amount of any
                                           fixed portion of each annuity
It is a "single premium"                   payment;  however, the amount of the
contract because you purchase              variable annuity payments will depend
it with a single premium. You              upon the investment experience of the
cannot pay additional                      portfolios underlying the subaccounts
premiums.                                  and is not guaranteed.

The contract is an "immediate"             Under certain joint and survivor
contract because the annuity               payment options, the annuity payments
payments must generally begin              decrease upon the death of the
within 30 days.                            annuitant or secondary annuitant (as
                                           described for payment options 5, 6,
2.  ANNUITY PAYMENTS                       8, and 9) whether they are fixed or
                                           variable.
Annuity Payment Dates
                                           Assumed Investment Return (AIR)
We provide annuity payments to
the payee on each payment                  The assumed investment return you
date. You select either a                  choose is used in the calculation of
monthly or quarterly payment               variable annuity payments.
frequency when you purchase
the contract. Payments will                IF:
generally be made by
electronic funds transfer.                 .  the performance of the applicable
Semi-annual or annual payment                 subaccounts after all expenses is
frequencies and other                         equal to the AIR on a modal basis;
disbursement options may be
available, if we approve. The              THEN:
first payment date is
typically 30 days after the                .  the variable annuity payments will
contract issue date. All                      remain constant.
subsequent payment dates will                          *     *     *
generally be on the same day               IF:
of the month as the first
payment date.                              .  the performance of the subaccount
                                              after all expenses exceeds the AIR
Payments Under the Contract                   on a modal basis;

We usually make payments
within seven days of the
payment date or receipt of all
applicable written notices
and/or proofs of death.

THEN:                                        The amount of variable annuity
 .  the variable annuity payments will        payments will depend on the
   increase.                                 investment performance of the
           *     *     *                     portfolio(s) you select. The number
                                             of annuity payments may depend on
IF:                                          how long the annuitant or a
 .  the performance of the subaccounts        secondary annuitant, if any, lives.
   after all expenses is less than the       Therefore, the sum of annuity
   AIR on a modal basis;                     payments may be less than the
                                             premium (except for option 10--Life
THEN:                                        Annuity with Premium Refund
 .  the variable annuity payments will        Payments).
   decrease.
           *     *     *

A "modal basis" refers to the frequency
of payments.  For example, for monthly       1. Certain Only Annuity. This
payments to increase, the performance           --------------------
of the subaccounts must exceed the           option provides annuity payments
monthly equivalent AIR; for quarterly        for a guaranteed period (10-30
payments to increase, the performance        years). You choose the guaranteed
of the subaccounts must exceed the           period. If the annuitant dies prior
quarterly equivalent AIR.                    to the last guaranteed payment
                                             date, we will either:
You choose either a 3.5% AIR or a 5%
AIR.                                         . continue payments as they become
                                               due; or
IF:
 .  you choose a 5% AIR instead of a          . pay the present value of the
   3.5% AIR;                                   remaining guaranteed payments in
                                               a lump sum to the beneficiary
THEN:                                          when we receive due proof of the
 .  you will receive a higher initial           annuitant's death.
   payment; and
 .  payments will increase less during        No additional payments will be made
   periods of good investment                under this option after all the
   performance (i.e., when investment        guaranteed payments have been made.
   performance exceeds the AIR) and
   decrease more during periods of poor
   investment performance (i.e., when        If the lump sum death benefit is
   investment performance is below the       chosen and the payments under this
   AIR).                                     option are variable, the present
               *     *     *                 value of the remaining guaranteed
IF:                                          payments is calculated as of the
 .  you choose a 3.5% AIR instead of a 5%     date we receive written notice of
   AIR;                                      the annuitant's death, using the
                                             AIR you chose when the contract was
THEN:                                        issued. If the payments under this
 . you will receive a lower initial           option are fixed, the present value
  payment; and                               of the remaining guaranteed
 . payments will increase more during         payments is calculated using
  periods of good investment                 interest rates (determined by PFL)
  performance (i.e., when investment         in effect on the date we receive
  performance exceeds the AIR) and           due proof of death.
  decrease less during periods of poor
  investment performance (i.e., when
  investment performance is below the        Under this option, you, as the
  AIR).                                      owner, can make full or partial
                                             surrenders from the contract prior
See Appendix B for an illustration of        to the last guaranteed payment
the difference in the two AIRs.              date. Any surrender must be at
                                             least 25% of the full surrender
                                             value. A partial surrender will
                                             reduce all future payments.

Payment Options                              See "SURRENDER VALUE."

You select the payment option and the        You should consult a tax advisor
number of guaranteed years, if any. You      before requesting a full or partial
cannot change the payment option and         surrender.
guarantee period after we issue the
contract. Please note that generally
you can only select one payment option.      2. Single Life Annuity. This option
We currently offer the options                  -------------------
described below.                             provides annuity payments for the
                                             annuitant's lifetime, no matter how
                                             long that may be. The final payment
                                             will be the payment made
                                             immediately prior to the death of
                                             the annuitant. No additional
                                             payments will be made after the
                                             annuitant dies.

This option offers you the highest       No surrenders are permitted under this
level of annuity payments, due to        option.
the risk that only one annuity payment
will be made if the annuitant dies       6.  Joint and Last Survivor Life
before the second payment date.              ----------------------------
No surrenders are permitted under this   Annuity.  This option provides annuity
option.                                  --------
                                         payments for the annuitant's and
3.  Single Life Annuity with Period      secondary annuitant's lifetimes.
    -------------------------------      Payments are higher while both
Certain. This option provides annuity    annuitants are living and decrease
-------                                  upon the death of either the annuitant
payments for a guaranteed period (5 to                      ------
30 years) or for the life of the         or the secondary annuitant. The final
annuitant, whichever is later. The       annuity payment will be the one made
final annuity payment will be the later                       --
of either the last guaranteed payment    immediately before the death of the
or the scheduled annuity payment         last surviving annuitant. No additional
immediately prior to the annuitant's     annuity payments will be made after
death. If the annuitant dies             the death of both annuitants.
prior to the last guaranteed payment
date, we will make payments to the       Upon the first death, the amount of the
beneficiary when we receive due proof                              ------
of the annuitant's death. No additional  fixed annuity payments will be reduced
payments will be made if the annuitant   to a percent you select: either 50%,
dies after all guaranteed payments have  66.67% or 75%. For variable annuity
been made.                               payments, the number of variable
                                                       ------
No surrenders are permitted under this   annuity units will also be reduced
option.                                  to 50%, 66.67% or 75%.

4.  100% Joint and Survivor Life         No surrenders are permitted under this
    ----------------------------         option.
Annuity. This option provides annuity
-------                                  7.  100% Joint and Survivor Life
payments for the annuitant and the           ----------------------------
secondary annuitant's lifetimes. After   Annuity with Period Certain. This
the death of either the annuitant or     ---------------------------
the secondary annuitant, we will         option provides annuity payments for a
continue to provide the full amount of   guaranteed period (5-30 years) or for
annuity payments to the survivor.        the annuitant's and joint annuitant's
Annuity payments stop when both the      lifetimes, whichever is later. The
annuitant and the secondary annuitant    final annuity payment will be the later
die.                                     of the last guaranteed payment or the
                                         annuity payment made immediately prior
No surrenders are permitted under this   to the last surviving annuitant's
option.                                  death. No additional payments will be
                                         made if both annuitants die after all
5.  Joint and Survivor Life Annuity      guaranteed payments have been made.
    -------------------------------
with Reduced Annuity Payments to the     If both annuitants die prior to the
------------------------------------     last guaranteed payment date, we will
Secondary Annuitant. This option is      continue to make guaranteed payments to
-------------------                      the beneficiary as they become due for
similar to option 4 above, except that   the remainder of the guaranteed period.
annuity payments are higher while both
the annuitant and the secondary          No surrenders are permitted under this
annuitant are living, and then are       option.
lower if the annuitant dies before the
secondary annuitant. The final annuity   8.  Joint and Survivor Life Annuity
payment will be the one made                 --------------------------------
immediately before the last surviving    with Period Certain and Reduced Annuity
annuitant's death. No additional         ---------------------------------------
annuity payments will be made after      Payments to the Secondary Annuitant.
the death of both annuitants.            -----------------------------------
                                         This option is similar to option 7
If the annuitant dies before the         above, except that annuity payments are
secondary annuitant, the amount of the   higher while both the annuitant and the
                         ------          secondary annuitant are living, and
fixed annuity payments will be reduced   then are lower if the annuitant dies
to the percent you select: either 50%,   before the secondary annuitant and
66.67% or 75%. For variable annuity      after the guaranteed period. The final
payments, the number of variable         annuity payment will be the later of
              ------                     the last guaranteed payment or the
annuity units will also be reduced       annuity payment made immediately prior
to 50%, 66.67% or 75%.                   to the last surviving annuitant's
                                         death. No additional payments will be
If the secondary annuitant dies before   made if both annuitants die after all
the annuitant, we will continue to make  guaranteed annuity payments have been
annuity payments as they are due, and    made.
the amount of the annuity payments will
not go down due to the death.

If the annuitant dies before the         11.  Single Life Annuity with
secondary annuitant and after the             ------------------------
guaranteed period, the amount of the     Emergency Cash(SM). This option
                       ------            ------------------
fixed annuity payments will be reduced   provides annuity payments for the
to the percent you select: either 50%,   annuitant's lifetime. You can only
66.67% or 75%. For variable annuity      receive variable payments under this
payments, the number of variable         option. With the Life with Emergency
              ------                     Cash(SM) feature, you are able to
annuity units will also be reduced to    surrender all or a portion of the Life
50%, 66.67% or 75%.                      with Emergency Cash(SM) benefit. The
                                         Life with Emergency Cash(SM) benefit
                                         will continue through age 100 of the
If the secondary annuitant dies before   annuitant.
the annuitant, we will continue to
make annuity payments as they are due,
and the amount of the annuity payments   The amount you surrender must be at
will not go down due to the death.       least 25% of the Life with Emergency
                                         Cash(SM) benefit. We will provide you
No surrenders are permitted under this   with a Life with Emergency Cash(SM)
option.                                  benefit schedule as a rider to the
                                         contract that will assist you in
                                         determining the amount you have
9.  Joint and Last Survivor Life         available to surrender.
    ----------------------------
Annuity with Period Certain. This        The Life with Emergency Cash(SM)
---------------------------              benefit is also a death benefit that
option provides annuity payments for a   is paid upon the death of the
guaranteed period (5-30 years) or for    annuitant.
the annuitant's and secondary
annuitant's lifetimes, whichever is
later. Payments are higher while both    For qualified contracts the death
annuitant(s) are living and decrease     benefit ceases at the date the
after the guarantee period upon the      annuitant reaches the IRS age
death of either the annuitant or the     limitation (determined at the contract
         ------               --         issue date).
secondary annuitant. The final annuity
payment will be the later of the last    See "SURRENDER VALUE."
guaranteed payment or the annuity
payment made immediately prior to the    You should consult a tax advisor
last surviving annuitant's death. No     before requesting a full or partial
additional annuity payments will be      surrender.
made after the death of both
annuitants.
                                         12.  Joint and Survivor Life Annuity
                                              -------------------------------
Upon the first death after the           with Emergency Cash(SM). This option
guaranteed period (or the end of the     -----------------------
guaranteed period if the first death     provides annuity payments to the
occurred prior thereto), the amount of   annuitant and the secondary annuitant
                             ------      while both are living. You can only
the fixed annuity payments will be       receive variable payments under this
reduced to a percent you select:         option. After the death of either the
either 50%, 66.67% or 75%. For           annuitant or the secondary annuitant,
variable annuity payments, the number    we will continue to provide the full
                               ------    amount of annuity payments to the
of variable annuity units will also be   survivor. With the Life with Emergency
reduced to 50%, 66.67% or 75%.           Cash(SM) feature, you are able to
                                         surrender all or a portion of the Life
No surrenders are permitted under this   with Emergency Cash(SM) benefit. The
option.                                  Life with Emergency Cash(SM) benefit
                                         will continue through age 100 of the
10.  Life Annuity with Premium Refund    younger of the annuitant and the
     --------------------------------    secondary annuitant.
Payment. This option provides annuity
-------                                  The amount you surrender must be at
payments for the annuitant's lifetime.   least 25% of the Life with Emergency
The final annuity payment will be        Cash(SM) benefit. We will provide you
either the payment made immediately      with a Life with Emergency Cash(SM)
prior to the annuitant's death or the    benefit schedule as a rider to the
premium refund benefit.                  contract that will assist you in
                                         determining the amount you have
                                         available to surrender.
We will pay the premium refund benefit
to the beneficiary if, at the date of    The Life with Emergency Cash(SM)
the annuitant's death, the sum of all    benefit is also a death benefit that
the annuity payments made is less than   is paid upon the death of the last
the premium. The premium refund          annuitant. We will provide a Life with
benefit will be the premium less the     Emergency Cash(SM) benefit schedule as
sum of the previously distributed        a rider to the contract.
variable and fixed annuity payments.


No surrenders are permitted under this
option.

For qualified contracts the death        If the order form is incomplete, we
benefit ceases at the date of the IRS    will request the necessary
joint age limitation (determined at      information. If the information is not
the contract issue date.)                provided within five days, we will
                                         return the premium unless we obtain
                                         your specific consent to let us keep
See "SURRENDER VALUE."                   it until the order form is completed.


You should consult a tax advisor         The date we credit the premium and
before requesting a full or partial      issue the contract is called the
surrender.                               contract issue date. On the contract
                                         issue date, we allocate the premium
                                         (net of any premium tax deduction) as
Other payment options may be made        you specify in the order form.
available.

                                         You should make checks for premium
PLEASE NOTE CAREFULLY THAT IF:           payments payable only to PFL Life
                                         Insurance Company and send them to the
 . you choose a Single Life Annuity,      Administrative and Service Office.
  100% Joint and Survivor Life           Your check must be honored in order
  Annuity, Joint and Survivor Life       for us to pay any associated payments
  Annuity with Reduced Annuity           and benefits due under the contract.
  Payments to the Secondary Annuitant,
  or Joint and Last Survivor Annuity;
  and                                    Allocation of Premium Payment

 . the annuitant(s) dies before the due
  date of the second annuity payment;    We will invest the amount of your
                                         premium that you allocate to the
THEN:                                    subaccounts of the separate account in
                                         the designated subaccount(s) on the
 . we may make only the one payment.      contract issue date. You must allocate
                                         percentages that are whole numbers,
                                         not fractions. Your allocations must
Please also note that the federal        equal 100%.
income tax laws may limit your payment
options where the contract is used as
a qualified contract.                    Variable Annuity Units


3.  PURCHASE                             Any portion of your premium allocated
                                         to the subaccounts will be used to
                                         purchase variable annuity units. We
Contract Issue Requirements              will determine the number of variable
                                         annuity units based upon:

PFL will issue a contract only IF:
                                         . the premium reduced by any premium
 . PFL receives all information needed      taxes,
  to issue the contract; and             . the annuitant's age and sex (and the
                                           age and sex of the secondary
 . PFL receives your entire premium         annuitant, if any),
  payment.                               . the payment option you choose,
                                         . the frequency of payments you
                                           choose,
Premium Payment                          . the AIR you choose,
                                         . the first payment date, and
                                         . the variable annuity unit value of
The minimum premium for a contract is      the subaccounts you initially select.
$25,000. Amounts less than $25,000 may
be accepted with approval from our       The number of variable annuity units
home office. You cannot make             allocated to each subaccount will not
additional premium payments.             change unless you transfer among the
                                         subaccounts, transfer from variable to
                                         fixed annuity payments or receive cash
You will allocate the premium to         through a surrender (if allowed).
variable, fixed, or to a combination     However, if you choose a joint and
of variable and fixed payment options.   survivor payment option and benefits
We apply your premium to the contract    are reduced due to the death of one of
within two business days after receipt   the
(at the Administrative and Service
Office) of the later of the premium
and a properly completed order form.

annuitants, the number of variable       4.  INVESTMENT CHOICES
annuity units will be reduced at that
time.
                                         The Separate Account
We calculate the amount of your
variable annuity payment on the
variable annuity payment calculation     The separate account currently
date by taking the number of variable    consists of nine subaccounts.
annuity units in each subaccount and
multiplying them by the variable
annuity unit value of each subaccount.   The Underlying Portfolios. The
This calculation is performed for each   -------------------------
subaccount, and the sum of the           subaccounts invest in shares of the
subaccount calculations will equal the   nine portfolios of the One Group(R)
amount of your variable annuity          Investment Trust. Banc One Investment
payment.                                 Advisors Corporation, an indirect
                                         subsidiary of  Bank One Corporation,
The variable annuity unit value in a     provides investment advice and
particular subaccount on any valuation   administrative services for all of the
day is equal to:                         underlying portfolios offered through
 . the variable annuity unit value for    this contract. The following
  that subaccount on the immediately     subaccounts are currently offered:
  preceding valuation day; multiplied
  by
 . the net investment factor for that     One Group(R) Investment Trust Bond
  subaccount for the valuation period;   Portfolio
  multiplied by                          One Group(R) Investment Trust
 . the daily factor for the valuation     Government Bond Portfolio
  period.                                One Group(R) Investment Trust Balanced
                                         Portfolio
The daily factor for the valuation       One Group(R) Investment Trust Large
period (the period of time beginning     Cap Growth Portfolio
at the close of business each            One Group(R) Investment Trust Equity
valuation day and ending at the close    Index Portfolio
of business on the next valuation day)   One Group(R) Investment Trust
is a discount factor that reflects the   Diversified Equity Portfolio
AIR. Please refer to the Statement of    One Group(R) Investment Trust Mid Cap
Additional Information.                  Growth Portfolio
                                         One Group(R) Investment Trust
The net investment factor used to        Diversified Mid Cap Portfolio
calculate the variable annuity unit      One Group(R) Investment Trust Mid Cap
value for each subaccount for the        Value Portfolio
valuation period is determined by
dividing (a) by (b) and subtracting
(c) from the result, where:              The general public may not purchase
                                         these underlying portfolios. The
(a) is the net result of:                investment objectives and policies may
    . the net asset value of a           be similar to other portfolios and
      portfolio share held in that       mutual funds managed by the same
      subaccount determined as of the    investment adviser or manager that are
      end of the current valuation       sold directly to the public. You
      period; plus                       should not expect that the investment
                                         results of the other portfolios and
    . the per share amount of any        mutual funds will be comparable to
      dividend or capital gain           those of the underlying portfolios.
      distributions made by the fund
      for shares held in that
      subaccount if the ex-dividend      Detailed information about the
      date occurs during the valuation   underlying portfolios may be found in
      period; plus or minus              the current prospectus for the One
                                         Group(R) Investment Trust. This
    . a per share credit or charge for   includes a description of each
      any taxes reserved for, which we   portfolio's investment objectives,
      determine to have resulted from    policies, and strategies. This
      the investment operation of the    prospectus is attached to this
      subaccount.                        prospectus. You should read the
                                         prospectus for the One Group(R)
(b) is the net asset value of a          Investment Trust carefully before you
    portfolio share held in that         invest.
    subaccount determined as of the
    end of the immediately preceding
    valuation period; and                The investment objectives and policies
                                         of certain portfolios are similar to
(c) is an amount representing the        the investment objectives and policies
    separate account charge (shown in    of other portfolios that may be
    the contract specifications          managed by the same investment advisor
    section of the contract).            or manager. The investment results of
                                         the portfolios, however, may differ
                                         from the results of such other
                                         portfolios. There can be no assurance,
                                         and no representation is made, that
                                         the investment results of any of the
                                         portfolios will be comparable to the
                                         investment results of
any other portfolio, even if the other   We reserve the right to impose
portfolio has the same investment        transfer charges.
advisor or manager.

                                         The percent of the allocation in each
Investment allocation models are         subaccount will change over time with
offered in connection with this          its investment performance. You should
product. The models may or may not       periodically review the allocations in
achieve any desired goals or protect     light of market conditions and
against a loss. See the Statement of     financial objectives.
Additional Information for further
information about the models.
                                         5.  EXPENSES

Transfers
                                         The following are all the charges made
                                         under the contract.
You may transfer all or a part of the
value of variable annuity payments to
fixed annuity payments by telephoning    Separate Account Charge
us or providing us with a notice you
have signed or an electronic notice
that gives us the facts that we need.    A daily charge is deducted from the
If you transfer from variable annuity    assets of each subaccount for our
payments to fixed annuity payments,      assumption of mortality and expense
the fixed annuity payments will be a     risks, and our administration
continuation of the payment option       expenses. If the amount you allocate
under which the variable annuity         to variable annuity payments is less
payments were being made, or a           than $50,000, a daily mortality and
continuation of the fixed payment        expense risk charge will be deducted
option that may already exist.           at an effective annual rate of 1.20%;
                                         otherwise, the mortality and expense
                                         risk charge will be 1.00%.
For example, if you received variable
annuity payments for two years under a
10 Year Certain and Life Option and      An administration expense charge will
elect to transfer to fixed annuity       also be deducted daily from the assets
payments, your payment option would be   of each subaccount at an effective
an 8 Year Certain and Life Option. If    annual rate of 0.15%. We guarantee
your variable payment option is Life     that the mortality and expense risk
with Emergency Cash(SM), the fixed       and administrative charges will never
payment option will be Life only, Life   increase.
with Premium Refund or Life with
Period Certain. The period certain
cannot be greater than the annuitant's   The mortality risk arises from our
remaining life expectancy determined     obligation to provide annuity income
at the contract issue date. (Life with   for your life (and the life of the
Emergency Cash(SM) is only available     secondary annuitant, if any) no matter
with variable annuity payments.)         how long that might be. The expense
                                         risk results from our obligation to
                                         cover the cost of issuing and
Transfers from variable to fixed         administering the contracts, no matter
annuity payments may have tax            how long we may incur such cost or how
consequences. You should consult a tax   large that cost may be. The
advisor before making a transfer from    administration expense charge is for
variable to fixed annuity payments.      the costs of administering the
                                         contracts. We may earn a profit from
                                         the separate account charge (and
You may not transfer from fixed to       expect to do so). Any profit can be
variable annuity payments.               used for distribution expenses or for
                                         any other purpose.

Transfers are made using the variable
annuity unit values for the end of the   Expenses of the Portfolios
day when we receive your request (that
is, at the end of the valuation period
during which we receive your request).   The portfolios are charged management
                                         fees and incur operating expenses. The
                                         effect of these fees and expenses is
You may transfer amounts among           reflected in the performance of the
subaccounts by telephoning us or by      portfolios underlying the subaccounts,
providing us with a notice you have      and therefore affects the variable
signed or an electronic notice that      annuity unit value.
gives us the facts that we need.


                                         Premium Taxes


                                         Some states charge a premium tax based
                                         on the amount of your premium. State
                                         premium taxes currently range from

0% to 3.5%. In addition, some            to as tax deferral. There are
counties, cities or towns may charge     different rules as to how you will be
additional premium taxes. If you live    taxed depending on how you take the
in a place that has premium taxes, any   money out and the type of policy -
amount needed to provide for the         qualified or nonqualified (discussed
applicable premium taxes is deducted     below).
from your premium. We allocate the
remainder of your premium to the
subaccounts and/or to the purchase of    You will not be taxed on increases in
fixed annuity payments.                  the value of your policy until a
                                         distribution occurs - either as a
                                         withdrawal or as annuity payments.
Other Taxes

                                         When a non-natural person (e.g.,
We reserve the right to charge for       corporation or certain other entities
certain taxes (other than premium        other than tax-qualified trusts) owns
taxes) that may be incurred due to the   a nonqualified policy, the policy will
contracts or the separate account.       generally not be treated as an annuity
Currently, we do not charge for any      for tax purposes.
other taxes.

                                         Qualified and Nonqualified Policies
Surrender Value

                                         If you purchase the policy under an
There is no express or calculable        individual retirement annuity, a
surrender charge for surrenders from     pension plan, or specially sponsored
variable annuity payments under the      program, your policy is referred to as
contract. Surrenders from variable       a qualified policy.
annuity payments are generally not
permitted, unless you select the
Certain Only or Life With Emergency      Qualified policies are issued in
Cash payment option. For a discussion    connection with the following plans:
of surrender value, see "SURRENDER
VALUE".                                  . Individual Retirement Annuity (IRA):
                                           A traditional IRA allows individuals
                                           to make contributions, which may be
Transfer Fee                               deductible, to the Contract. A Roth
                                           IRA also allows individuals to make
                                           contributions to the Contract, but
There is currently no charge for           it does not allow a deduction for
transfers. We reserve the right to         contributions, and distributions may
charge $15 for each transfer over six      be tax-free if the owner meets
per contract year (all transfers made      certain rules.
simultaneously will be treated as a      . Tax-Sheltered Annuity (403(b) Plan):
single request).                           A 403(b) Plan may be made available
                                           to employees of certain public
                                           school systems and tax-exempt
6.  TAXES                                  organizations and permits
                                           contributions to the Contract on a
                                           pre-tax basis.
NOTE: PFL has prepared the following     . Corporate Pension and Profit-Sharing
information on federal income taxes as     and H.R. 10 Plan: Employers and self
a general discussion of the subject.       employed individuals can establish
It is not intended as tax advice to        pension or profit-sharing plans for
any individual. You should consult         their employees or themselves and
your own tax adviser about your own        make contributions to the Contract
circumstances. PFL has included an         on a pre-tax basis.
additional discussion regarding taxes    . Deferred Compensation Plan (457
in the Statement of Additional             Plan): Certain governmental and tax-
Information.                               exempt organizations can establish a
                                           plan to defer compensation on behalf
                                           of their employees through
Annuity Policies in General                contributions to the Contract.


Deferred annuity policies are a way of   If you purchase the policy as an
setting aside money for future needs     individual and not under an individual
like retirement. Congress recognized     retirement annuity, 403(b) plan, 457
how important saving for retirement is   plan, or pension or profit sharing
and provided special rules in the        plan, your policy is referred to as a
Internal Revenue Code for annuities.     nonqualified policy.


Simply stated, these rules provide       Withdrawals - Nonqualified Policies
that generally you will not be taxed
on the earnings, if any, on the money
held in your annuity policy until you
take the money out. This is referred

If you make a withdrawal from your
policy before the annuity commencement
date, the Internal Revenue Code treats     You should consult your legal counsel
that withdrawal as first coming from       or tax adviser if you are considering
earnings and then from your premium        purchasing a policy for use with any
payments. When you make a withdrawal       retirement plan.
you are taxed on the amount of the
withdrawal that is earnings. (The
excess interest adjustment resulting       Withdrawals - 403(b) Policies
from the withdrawal may affect the
amount on which you are taxed.)
Different rules apply for annuity          The Internal Revenue Code limits the
payments. See "Annuity Payments"           withdrawal of premium payments from
below.                                     certain 403(b) policies. Withdrawals
                                           can generally only be made when an
                                           owner:
The Internal Revenue Code also
provides that withdrawn earnings may       .    reaches age 59 1/2;
be subject to a penalty. The amount of
the penalty is equal to 10% of the         .    leaves his/her job;
amount that is includable in income.
Some withdrawals will be exempt from       .    dies;
the penalty. They include any amounts:
                                           .    becomes disabled (as that term is
 .    paid on or after the taxpayer              defined in the Internal Revenue Code);
     reaches age 59 1/2;                        or
 .    paid after the taxpayer dies;
                                           .    in the case of hardship. However,
 .    paid if the taxpayer becomes               in the case of hardship, the
     totally disabled (as that term is          owner can only withdraw the
     defined in the Internal Revenue            premium payments and not any
     Code);                                     earnings.

 .    paid in a series of substantially     Diversification and Distribution
     equal payments made annually (or      Requirements
     more frequently) under a lifetime
     annuity;                              The Internal Revenue Code provides
                                           that the underlying investments for a
 .    paid under an immediate annuity; or   variable annuity must satisfy certain
                                           diversification requirements in order
 .    which come from premium payments      to be treated as an annuity policy.
     made prior to August 14, 1982.        The policy must also meet certain
                                           distribution requirements at the death
All deferred non-qualified annuity         of an owner in order to be treated as
policies that are issued by AUSA Life      an annuity policy. These
(or its affiliates) to the same owner      diversification and distribution
during any calendar year are treated       requirements are discussed in the
as one annuity for purposes of             Statement of Additional Information.
determining the amount includable in       PFL may modify the policy to attempt
the owner's income when a taxable          to maintain favorable tax treatment.
distributions occurs.
                                           Taxation of Death Benefit Proceeds

Withdrawals - Qualified Policies           Amounts may be distributed from the
                                           policy because of the death of an
                                           owner or the annuitant. Generally,
The above information describing the       such amounts are includable in the
taxation of nonqualified policies does     income of the recipient:
not apply to qualified policies. There
are special rules that govern with         .    if distributed in a lump sum,
respect to qualified policies.                  these amounts are taxed in the
Generally, these rules restrict:                same manner as a full surrender;
                                                or
 .    the amount that can be contributed
     to the policy during any year; and    .    if distributed under an annuity
                                                payment option, these amounts are
 .    the time when amounts can be paid          taxed in the same manner as
     from the policies.                         annuity payments.

In addition, a penalty tax may be          For these purposes, the "investment in
assessed on amounts withdrawn from the     the contract" is not affected by the
policy prior to the date you reach age     owner's or annuitant's death. That is,
59 1/2, unless you meet one of the         the "investment in the contract"
exceptions to this rule. You may also      remains generally the total premium
be required to begin taking minimum        payments, less amounts received, which
distributions from the policy by a         were not includable in gross income.
certain rule. The terms of the plan
may limit the rights otherwise             Annuity Payments
available to you under the policies.

We have provided more information in
the Statement of Additional
Information.

Although the tax consequences may vary        Possible Tax Law Changes
depending on the annuity payment
option you select, in general, for            Although the likelihood of legislative
nonqualified and certain qualified            changes in uncertain, there is always
policies, only a portion of the               the possibility that the tax treatment
annuity payments you receive will be          of the policy could change by
includable in your gross income.              legislation or otherwise. You should
                                              consult a tax adviser with respect to
                                              legislative developments and their
In general, the excludable portion of         effect on the policy.
each annuity payment you receive will
be as follows:                                7.  SURRENDER VALUE

 . Fixed payments - by dividing the
   "investment in the contract" on the        Surrenders
   annuity commencement date by the total
   expected value of the annuity payments     You may not surrender any portion of a
   for the term of the payments. This is      contract unless either the Certain
   the percentage of each annuity payment              ------
   that is excludable.                        Only or Life with Emergency Cash/SM/
                                              payment option is selected. No other
                                                                          --------
 .  Variable payments - by dividing the        payment option allows surrenders. If
   "investment in the contract" on the        --------------------------------
   annuity commencement date by the total     you elect a Certain Only payment
   number of expected periodic payments.      option the surrender value is the
   This is the amount of each annuity         present value of the remaining
   payment that is excludable.                payments. If you select the Life with
                                              Emergency Cash/SM/ payment option, we
                                              will provide you with a Life with
The remainder of each annuity payment         Emergency Cash/SM/ benefit schedule
is includable in gross income. Once           that will allow you to determine how
the "investment in the contract" has          much is available to surrender.
been fully recovered, the full amount
of any additional annuity payments is         If a partial surrender is made, it
includable in gross income.                   must be at least 25% of the full
                                              surrender value and all future
If you select more than one annuity           payments will be reduced. Surrenders
payment option, special rules govern          may have adverse tax consequences.
the allocation of the policy's entire
"investment in the contract" to each          You should consult with your tax
such option, for purposes of                  advisor before requesting a full or
determining the excludable amount of          partial surrender.
each payment received under that
option. We advise you to consult a            Surrender Value
competent tax adviser as to the
potential tax effects of allocating           There is no surrender charge
amounts to any particular annuity             applicable to variable annuity
payment option.                               payments under the contract. In the
                                              cases when the contract can be
If, after the annuity commencement            surrendered (i.e., Certain Only or
date, annuity payments stop because an        Life with Emergency Cash/SM/ options)
annuitant died, the excess (if any) of        the determination of a surrender value
the "investment in the contract" as of        depends on specific individual
the annuity commencement date over the        circumstances such as the annuitant's
aggregate amount of annuity payments          age and sex, the number of annuitants,
received that was excluded from gross         the amount of the current payment
income is generally allowable as a            (when the surrender is requested), and
deduction for your last taxable year.         the number of payments already made.

Transfers, Assignments or Exchanges of        If you select a Certain Only payment
Policies                                      option with fixed and/or variable
                                              annuity payments you may surrender all
A transfer of ownership or assignment         or a portion of your contract. For
of a policy, the designation of an            fixed annuity payments the surrender
annuitant or other beneficiary who is         value is 98% of the present value of
not also the owner, the selection of          the remaining payments (using PFL's
certain annuity commencement dates, or        declared interest rates in effect at
a change of annuitant, may result in          the time of the surrender). For
certain income or gift tax                    variable annuity payments, the
consequences to the owner that are            surrender value is the present value
beyond the scope of this discussion.          of future payments (which are assumed
An owner contemplating any such               to be equal to the most recent
transfer, assignment, selection, or           payment) discounted at an interest
change should contact a competent tax       rate no greater than 4.5% (if you
adviser in respect to the potential
tax effects of such a transaction.



have a 3.5% AIR) or no greater than 6%     Appendix A contains performance
(if you have a 5% AIR).                    information that you may find useful.
                                           It is divided into various parts,
                                           depending upon the type of performance
If the Life with Emergency Cash/SM/        information shown. Future performance
option is selected, please refer to        will vary and future results will not
the Emergency Cash/SM/ benefit             be the same as the results shown.
schedule in your contract rider for
the information you need to determine      9.  DEATH BENEFIT
your surrender value.
                                           If the owner dies before the first
8.  PERFORMANCE                            annuity payment, the premium (plus or
                                           minus investment performance) will be
Performance information for the            paid as a death benefit. More
subaccounts may appear in reports and      information on how we pay it is in the
advertising. The performance               Statement of Additional Information.
information is based on adjusted
historical investment experience of        If an owner, who may or may not also
the subaccounts and the underlying         be an annuitant, dies on or after the
portfolios and does not indicate or        annuity starting date, we will pay the
represent future performance.              remaining portion of the annuity
                                           payments due under the contract, if
Total returns of the subaccounts may       any, in the same manner and frequency
be advertised. Total returns are based     (at least as rapidly) as under the
on the overall dollar or percentage        method of distribution used before
change in value of a hypothetical          such owner's death.
investment. Total return quotations
reflect changes in portfolio share         If the deceased owner's surviving
price, the automatic reinvestment by       spouse is the sole successor owner,
the separate account of all                then on such owner's death such
distributions and the deduction of         surviving spouse may elect to become
applicable annuity charges.                the sole owner under the contract and
                                           to continue the contract as his or her
A cumulative total return reflects         own.
performance over a stated period of
time. An average annual total return       If a non-natural person is named as an
reflects the hypothetical annually         owner, then the primary annuitant, as
compounded return that would have          defined in the Code, shall be treated
produced the same cumulative total         as an owner solely for the purposes of
return if the performance had been         the distribution at death rules. The
constant over the entire period.           entire interest in the contract must
Because average annual total returns       be distributed upon the annuitant's
tend to smooth out variations in a         death, if the annuitant dies prior to
subaccount's returns, you should           the first payment date.
recognize that they are not the same
as actual year-by-year results.            If the deceased owner was also the
                                           annuitant, then the annuitant's
Some subaccounts may also advertise        beneficiary is entitled to the
yield. These measures reflect the          proceeds described above in this
income generated by an investment in       section (unless the deceased owner's
the subaccount over a specified period     surviving spouse is the sole successor
of time. This income is annualized and     owner). If no person is named as the
shown as a percentage. Yields do not       beneficiary, the owner's estate shall
take into account capital gains or         be deemed the beneficiary.
losses.
                                           Note carefully. In instances where the
                                           --------------
The VIP Money Market Subaccount may        owner's estate is deemed to be the
advertise its current and effective        successor owner or beneficiary, it may
yield. Current yield reflects the          be necessary to open a probate estate
income generated by an investment in       in order to exercise ownership rights
the subaccount over a seven day            to, or receive death proceeds from,
period. Effective yield is calculated      the contract. If no probate estate is
in a similar manner except that income     opened because the owner has precluded
earned is assumed to be reinvested.        the opening of a probate estate by
The VIP II Investment Grade Bond and       means of a trust or other instrument,
the VIP High Income Subaccounts may        unless we have received written notice
advertise a 30 day yield which             of the trust as a successor owner or
reflects the income generated by an        beneficiary prior to the owner's
investment in the subaccount over a 30     death, that trust may not exercise
day period.                                ownership rights to, or receive death
                                           proceeds from, the contract.

In all events, distributions upon the      Information about the separate account
death of an owner will comply with         can be reviewed and copied at the
section 72(s) of the Code.                 SEC's Public Reference Room in
                                           Washington, D.C. You may obtain
10.  OTHER INFORMATION                     information about the operation of the
                                           public reference room by calling the
PFL Life Insurance Company                 Commission at 1-800-SEC-0330. In
                                           addition, the SEC maintains a web site
PFL Life Insurance Company was             (http://www.sec.gov) that contains
incorporated under the laws of the         other information regarding the
State of Iowa on April 19, 1961 as NN      separate account.
Investors Life Insurance Company, Inc.
It sells life and health insurance and     Voting Rights
annuity contracts. PFL is a wholly-
owned indirect subsidiary of AEGON         PFL will vote all shares of the
USA, Inc. All of the stock of AEGON        underlying portfolios in accordance
USA, Inc., is indirectly owned by          with instructions we receive from you
AEGON N.V. of The Netherlands, the         and other owners that have voting
securities of which are publicly           interests in the portfolios. We will
traded. AEGON N.V., a holding company,     send you and other owners written
conducts its business through              requests for instructions on how to
subsidiary companies engaged primarily     vote those shares. When we receive
in the insurance business. PFL is          those instructions, we will vote all
licensed in the District of Columbia,      of the shares in proportion to those
Guam, and in all states except New         instructions. If, however, we
York.                                      determine that we are permitted to
                                           vote the shares in our own right, we
All obligations arising under the          may do so.
policies, including the promise to
make annuity payments, are general         Each person having a voting interest
corporate obligations of PFL.              will receive proxy material, reports,
                                           and other materials relating to the
The Separate Account                       appropriate portfolio.

PFL established a separate account,        Distributor of the Contracts
called the PFL Retirement Builder
Variable Annuity Account, under the        AFSG Securities Corporation is the
laws of the State of Iowa on March 29,     principal underwriter of the
1996. The separate account receives        contracts. Like PFL, it is an indirect
and currently invests the premium          wholly-owned subsidiary of AEGON USA,
payments under the contracts that are      Inc. It is located at 4333 Edgewood
allocated to it for investment only in     Road N.E., Cedar Rapids, IA 52499-
shares of One Group(R) Investment          0001. AFSG Securities Corporation is
Trust. Detailed information about the      registered as a broker/dealer under
One Group(R) Investment Trust              the Securities Exchange Act of 1934.
portfolios is contained in the             It is a member of the National
prospectus that is attached to this        Association of Securities Dealers,
prospectus. You should read the            Inc. (NASD). It was incorporated in
prospectus for each of the underlying      Pennsylvania in 1986.
portfolios of the One Group(R)
Investment Trust before you invest.        Commissions of up to 6% of premium
                                           payments will be paid to
The separate account is registered         broker/dealers who sell the contracts
with the SEC as a unit investment          under agreements with AFSG Securities
trust under the Investment Company Act     Corporation. These commissions are not
of 1940. However, the SEC does not         deducted from premium payments. In
supervise the management, the              addition, certain production,
investment practices, or the policies      persistency and managerial bonuses may
of the separate account or PFL. The        be paid. PFL may also pay compensation
obligations to pay the benefits due        to banks and other financial
under the contract are PFL's               institutions for their services in
responsibility.                            connection with the sale and servicing
                                           of the contracts.
The assets of the separate account are
held in PFL's name on behalf of the        Non-participating Contract
separate account and belong to PFL.
However, those assets that underlie        The contract does not participate or
the contracts are not chargeable with      share in the profits or surplus
liabilities arising out of any other       earnings of PFL. No dividends are
business PFL may conduct.                  payable on the contract.

Variations in Contract Provisions          PFL is a member of the Insurance
                                           Marketplace Standards Association
Ceratin provisions of the contracts        (IMSA). IMSA members subscribe to a
may vary from the descriptions in this     set of ethical standards involving the
prospectus in order to comply with         sales and service of individually sold
different state laws. See your             life insurance and annuities. As a
contract for variations since any such     member, we may use the IMSA logo and
state variations will be included in       language in advertisements.
your contract or in riders or
endorsemensts attached to your             Delay of Payments
contract.
                                           PFL may be permitted to delay any
Year 2000 Matters                          payments from the separate account if:

In May 1996, PFL Life Insurance            .   the New York Stock Exchange is
Company (PFL) adpoted and presently            closed other than for usual
has in place a Year 2000 Project Plan          weekends or holidays or trading
(the "Plan") to review and analyze             on the Exchange is otherwise
existing hardware a and software               restricted; or
systems, as well as voice and data
communications systems, to determine       .   an emergency exists as defined by
if they are Year 2000 compliant. As of         the SEC or the SEC requires that
March 1, 1999, substantially all of            trading be restricted; or
PFL's mission-critical systems are
Year 2000 compliant. The Year 2000         .   the SEC permits a delay for the
Project Plan remains on track as PFL           protection of owners.
continues with the validation of its
mission-critical and non-mission-          In addition, transfers of amounts from
critical systems, including                and within the subaccounts may be
revalidation testing in 1999. In           deferred under these circumstances.
addition, PFL has undertaken
aggressive initiatives to test all         Pursuant to the requirements of
systems that interface with any third      certain state laws, we reserve the
parties and other business partners.       right to defer fixed annuity payments
All of these steps are aimed at            for up to six months.
allowing current operations to remain
unaffected by the year 2000 date           If a check has been submitted as the
change.                                    premium, we have the right to defer
                                           any payments until the check has been
As of the date of this prospectus, PFL     honored.
has identified and made available what
it believes are the appropriate            Legal Proceedings
resources of hardware, people, and
dollars, including the engagement of       There are no legal proceedings to
outside third parties, to ensure that      which the separate account is a party
the Plan will be completed.                or to which the assets of the account
                                           are subject. PFL, like other life
The actions taken by management under      insurance companies, is involved in
The Year 2000 Project Plan are             lawsuits. In some class action and
intended to significantly reduce PFL's     other lawsuits involving other
risk of a material business                insurers, substantial damages have
interruption based on the Year 2000        been sought and/or material settlement
issues. It should be noted that the        payments have been made. Although the
Year 2000 computer problem, and its        outcome of any litigation cannot be
resolution, is complex and                 predicted with certainty, PFL believes
multifaceted, and any company's            that at the present time there are no
success cannot be conclusively known       pending or threatened lawsuits that
until the Year 2000 is reached. In         are reasonably likely to have a
spite of its efforts or results, PFL's     material adverse impact on the
ability to function unaffected to and      separate account or PFL.
through the Year 2000 may be adversely
affected by actions, or failure to         Financial Statements
act, of third parties beyond our
knowledge or control.                      The statutory-basis financial
                                           statements of PFL are in the Statement
This statement is a Year 2000              of Additional Information. The
Readiness Disclosure pursuant to           subaccounts began operations in 1999,
Section 3(9) of the Year 2000              and do not yet have any financial
Information and Readiness Disclosure       history.
Act, 15 U.S.C. Section 1 (1998).

IMSA

Table of Contents of the Statement of Additional Informatiom

     Glossary of Terms                     Records and Reports
     The Contract--General Provisions      Distribution of the Contracts
     Federal Tax Matters                   Other Products
     Investment Experience                 Custody of Assets
     State Regulation of PFL               Historical Performance Data
     Administration                        Legal Matters
                                           Independent Auditors
                                           Other Information
                                           Financial Statements

                                  APPENDIX A

                          HISTORICAL PERFORMANCE DATA


The following graph is showing how your annuity payments can fluctuate based on past investment performance (net of all charges) of the portfolios through December 31, 1998. The information presented is for periods prior to the inception date of the subaccounts. PFL did not sell the contracts prior to the date of this prospectus, and therefore, the graphs illustrate what annuity payments might have been under a contract had one existed during the years shown.

The graphs are based on the adjusted historical performance of the portfolios, which means that the 1.35% separate account charge and the actual net expenses of each portfolio for the year ended December 31, 1998, are reflected in the graph for each portfolio. The graphs do not reflect any premium tax charge.

Each graph shows the effect that the portfolio's investment performance would have had on the value of an annuity unit and, thus, the value of an annuity payment if a contract with an AIR of 5%, providing an initial monthly annuity payment of $500.00, was purchased on the date the portfolio commenced operations. Each graph assumes that the entire premium of the hypothetical contract was allocated to the subaccount being illustrated. Annuity payments increase for a given month if the performance of the portfolio underlying the subaccounts, net of all charges, for that month is higher than the AIR, and decreases for a given month if the performance of the portfolio underlying the subaccounts, net of all charges, for that month is lower than the AIR. The premium necessary for an initial monthly annuity payment of $500.00 will vary depending on the age and sex of the annuitant (and secondary annuitant, if any), the payment option and the first annuity payment date. For example, suppose that a 65 year old male who lives in a state that does not charge a premium tax wishes to purchase $500.00 of an initial monthly variable annuity payment beginning on the contract issue date with a life only payment option. If there is no secondary annuitant, no guarantee period and he chooses a 5% AIR, the premium needed would be $74,639. If the purchaser were female, the premium necessary would be $81,847. This is because females have a longer life expectancy than males.

The monthly payments depicted in the graphs are not based on actual contracts. They are based on adjusted historical performance results of the portfolios and are not projections or indications of future results. PFL does not guarantee and does not suggest that any subaccount or contract issued by PFL will generate these or similar average monthly payments for any period of time. The graphs are for illustration purposes only and do not represent future variable annuity payments or future investment returns. Variable annuity payments under a real contract may be more or less than those forming the basis for the monthly payments shown in these graphs, if the actual returns of the portfolios selected by you are different from the adjusted historical returns of the portfolios. It is very likely that a portfolio's investment performance will fluctuate over time; therefore, you can expect that your variable annuity payments will fluctuate. The total amount of variable annuity payments ultimately received will depend upon the payment option selected by you.

                                 *     *     *

BOND PORTFOLIO


             ["BOND PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]



Chart Specifications:
--------------------
 .5% AIR
 .$500 initial monthly annuity payment
 .Fund inception date--March 1982

===========================================================================================================================
                               Monthly Payment             Adjusted              Adjusted Historical Average Annual
       Year                    Amounts at End          Historical Annual                   Total Return*
                                  of Years              Total Return*                (Periods Ended 12/31/1998)
===========================================================================================================================
       1982                           $521                    N/A                    1 Year              4.07%
----------------------------------------------------------------------------------------------------------------------------
       1983                           $535                   7.69%                   5 Years             3.90%
----------------------------------------------------------------------------------------------------------------------------
       1984                           $555                   8.99%                   10 Years            4.27%
----------------------------------------------------------------------------------------------------------------------------
       1985                           $564                   6.67%                Since Inception        5.39%
----------------------------------------------------------------------------------------------------------------------------
       1986                           $565                   5.28%
--------------------------------------------------------------------
       1987                           $565                   5.03%
--------------------------------------------------------------------
       1988                           $570                   5.95%
--------------------------------------------------------------------
       1989                           $585                   7.72%
--------------------------------------------------------------------
       1990                           $594                   6.62%
--------------------------------------------------------------------
       1991                           $592                   4.69%
--------------------------------------------------------------------
       1992                           $578                   2.51%
--------------------------------------------------------------------
       1993                           $561                   1.86%
--------------------------------------------------------------------
       1994                           $550                   2.87%
--------------------------------------------------------------------
       1995                           $547                   4.47%
--------------------------------------------------------------------
       1996                           $542                   4.00%
--------------------------------------------------------------------
       1997                           $537                   4.08%
--------------------------------------------------------------------
       1998                           $532                   4.07%
===========================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Bond Portfolio, adjusted to reflect the 1.35% separate account charge.

GOVERNMENT BOND PORTFOLIO


       ["GOVERNMENT BOND PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]



Chart Specifications:
--------------------
 .5% AIR
 .$500 initial monthly annuity payment
 .Fund inception date--September 1985

==============================================================================================================================
                        Monthly Payment          Adjusted              Adjusted Historical Average Annual
       Year            Amounts at End of     Historical Annual                   Total Return*
                             Years            Total Return*               (Periods Ended 12/31/1998)
------------------------------------------------------------------------------------------------------------------------------
       1982                  N/A                    N/A                   1 Year            (5.61)%
------------------------------------------------------------------------------------------------------------------------------
       1983                  N/A                    N/A                   5 Years            7.34%
------------------------------------------------------------------------------------------------------------------------------
       1984                  N/A                    N/A                  10 Years            9.58%
------------------------------------------------------------------------------------------------------------------------------
       1985                  $522                   N/A               Since Inception        9.60%
------------------------------------------------------------------------------------------------------------------------------
       1986                  $577                  16.12%
-----------------------------------------------------------
       1987                  $549                  (0.13)%
-----------------------------------------------------------
       1988                  $577                  10.29%
-----------------------------------------------------------
       1989                  $519                  (5.56)%
-----------------------------------------------------------
       1990                  $476                  (3.71)%
 ----------------------------------------------------------
       1991                  $605                  33.48%
-----------------------------------------------------------
       1992                  $699                  21.41%
-----------------------------------------------------------
       1993                  $792                  18.91%
-----------------------------------------------------------
       1994                  $733                  (2.86)%
-----------------------------------------------------------
       1995                  $830                  19.00%
-----------------------------------------------------------
       1996                  $889                  12.50%
-----------------------------------------------------------
       1997                  $983                  16.10%
-----------------------------------------------------------
       1998                  $884                  (5.61)%
==============================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Government Bond Portfolio, adjusted to reflect the 1.35% separate account charge.

BALANCED PORTFOLIO


           ["BALANCED PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]



Chart Specifications:
--------------------
 .5% AIR
 .$500 initial monthly annuity payment
 .Fund inception date--October 1986

=================================================================================================================================
                        Monthly Payment            Adjusted               Adjusted Historical Average Annual
       Year            Amounts at End of       Historical Annual                    Total Return*
                             Years              Total Return*                (Periods Ended 12/31/1998)
---------------------------------------------------------------------------------------------------------------------------------
       1982                  N/A                      N/A                    1 Year              10.14%
---------------------------------------------------------------------------------------------------------------------------------
       1983                  N/A                      N/A                    5 Years             17.19%
---------------------------------------------------------------------------------------------------------------------------------
       1984                  N/A                      N/A                   10 Years             14.08%
---------------------------------------------------------------------------------------------------------------------------------
       1985                  N/A                      N/A                Since Inception         12.89%
---------------------------------------------------------------------------------------------------------------------------------
       1986                  $ 494                    N/A
---------------------------------------------------------------
       1987                  $ 458                   (2.76)%
---------------------------------------------------------------
       1988                  $ 529                   21.34%
---------------------------------------------------------------
       1989                  $ 583                   15.78%
---------------------------------------------------------------
       1990                  $ 464                  (16.43)%
---------------------------------------------------------------
       1991                  $ 574                   29.71%
---------------------------------------------------------------
       1992                  $ 630                   15.41%
---------------------------------------------------------------
       1993                  $ 700                   16.63%
---------------------------------------------------------------
       1994                  $ 704                    5.64%
---------------------------------------------------------------
       1995                  $ 894                   33.31%
---------------------------------------------------------------
       1996                  $ 960                   12.75%
---------------------------------------------------------------
       1997                  $1156                   26.41%
---------------------------------------------------------------
       1998                  $1213                     %
=================================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Balanced Portfolio, adjusted to reflect the 1.35% separate account charge.

LARGE CAP GROWTH PORTFOLIO


       ["LARGE CAP GROWTH PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]


Chart Specifications:
--------------------
 .    5% AIR
 .    $500 initial monthly annuity payment
 .    Fund inception date--October 1986

==================================================================================================================
                        Monthly Payment         Adjusted              Adjusted Historical Average Annual Total
       Year            Amounts at End of    Historical Annual                          Return*
                             Years             Total Return*                 (Periods Ended 12/31/1998)
==================================================================================================================
       1982                   N/A                    N/A                   1 Year                    37.64%
------------------------------------------------------------------------------------------------------------------
       1983                   N/A                    N/A                   5 Years                   20.12%
------------------------------------------------------------------------------------------------------------------
       1984                   N/A                    N/A                  10 Years                   17.81%
------------------------------------------------------------------------------------------------------------------
       1985                   N/A                    N/A               Since Inception               15.80%
------------------------------------------------------------------------------------------------------------------
       1986                 $ 494                    N/A
----------------------------------------------------------------
       1987                 $ 481                   2.18%
----------------------------------------------------------------
       1988                 $ 523                  14.25%
----------------------------------------------------------------
       1989                 $ 646                  29.66%
----------------------------------------------------------------
       1990                 $ 536                 (12.93)%
----------------------------------------------------------------
       1991                 $ 733                  43.59%
----------------------------------------------------------------
       1992                 $ 753                   7.86%
----------------------------------------------------------------
       1993                 $ 845                  17.78%
----------------------------------------------------------------
       1994                 $ 793                  (1.36)%
----------------------------------------------------------------
       1995                 $1009                  33.57%
----------------------------------------------------------------
       1996                 $1088                  13.17%
----------------------------------------------------------------
       1997                 $1262                  21.84%
----------------------------------------------------------------
       1998                 $1654                  37.64%
==================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Large Cap Growth Portfolio, adjusted to reflect the 1.35% separate account charge.

EQUITY INDEX PORTFOLIO



              ["EQUITY INDEX MONTHLY PAYMENT CHART APPEARS HERE"]



Chart Specifications:
--------------------
 .    5% AIR
 .    $500 initial monthly annuity payment
 .    Fund inception date--January 1987

==================================================================================================================
                        Monthly Payment                               Adjusted Historical Average Annual Total
       Year            Amounts at End of     Adjusted Historical                       Return*
                             Years           Annual Total Return*            (Periods Ended 12/31/1998)
==================================================================================================================
       1982                   N/A                    N/A                   1 Year                   11.25%
------------------------------------------------------------------------------------------------------------------
       1983                   N/A                    N/A                   5 Years                   8.24%
------------------------------------------------------------------------------------------------------------------
       1984                   N/A                    N/A                  10 Years                   8.61%
------------------------------------------------------------------------------------------------------------------
       1985                   N/A                    N/A               Since Inception               7.14%
------------------------------------------------------------------------------------------------------------------
       1986                   N/A                    N/A
---------------------------------------------------------------
       1987                  $446                    N/A
---------------------------------------------------------------
       1988                  $453                   6.68%
---------------------------------------------------------------
       1989                  $538                  24.61%
---------------------------------------------------------------
       1990                  $497                  (3.06)%
---------------------------------------------------------------
       1991                  $505                   6.72%
---------------------------------------------------------------
       1992                  $424                 (11.92)%
---------------------------------------------------------------
       1993                  $546                  35.42%
---------------------------------------------------------------
       1994                  $522                   0.37%
---------------------------------------------------------------
       1995                  $538                   8.22%
---------------------------------------------------------------
       1996                  $572                  11.70%
---------------------------------------------------------------
       1997                  $600                  10.07%
---------------------------------------------------------------
       1998                  $636                  11.25%
==================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Equity Index Portfolio, adjusted to reflect the 1.35% separate account charge.

DIVERSIFIED EQUITY PORTFOLIO



      ["DIVERSIFIED EQUITY PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]



Chart Specifications:
--------------------
 .    5% AIR
 .    $500 initial monthly annuity payment
 .    Fund inception date--June 1989

===================================================================================================================
                        Monthly Payment                               Adjusted Historical Average Annual Total
       Year            Amounts at End of     Adjusted Historical                       Return*
                             Years           Annual Total Return*            (Periods Ended 12/31/1998)
 ==================================================================================================================
       1982                   N/A                    N/A                   1 Year                  7.39%
-------------------------------------------------------------------------------------------------------------------
       1983                   N/A                    N/A                   5 Years                 5.28%
-------------------------------------------------------------------------------------------------------------------
       1984                   N/A                    N/A                  10 Years                  N/A
-------------------------------------------------------------------------------------------------------------------
       1985                   N/A                    N/A               Since Inception             6.90%
 -------------------------------------------------------------------------------------------------------------------
       1986                   N/A                    N/A
 -------------------------------------------------------------
       1987                   N/A                    N/A
 -------------------------------------------------------------
       1988                   N/A                    N/A
 -------------------------------------------------------------
       1989                  $514                    N/A
 -------------------------------------------------------------
       1990                  $512                   4.71%
 -------------------------------------------------------------
       1991                  $561                  14.94%
 -------------------------------------------------------------
       1992                  $562                   5.23%
 -------------------------------------------------------------
       1993                  $586                   9.48%
 -------------------------------------------------------------
       1994                  $530                  (5.04)%
 -------------------------------------------------------------
       1995                  $584                  15.76%
 -------------------------------------------------------------
       1996                  $566                   1.80%
 -------------------------------------------------------------
       1997                  $580                   7.61%
--------------------------------------------------------------
       1998                  $594                   7.39%
==================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Diversified Equity Portfolio, adjusted to reflect the 1.35% separate account charge.

MID CAP GROWTH PORTFOLIO



        ["MID CAP GROWTH PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]



Chart Specifications:
--------------------
 .    5% AIR
 .    $500 initial monthly annuity payment
 .    Fund inception date--May 1990

===================================================================================================================
                        Monthly Payment                               Adjusted Historical Average Annual Total
       Year            Amounts at End of     Adjusted Historical                       Return*
                             Years           Annual Total Return*            (Periods Ended 12/31/1998)
===================================================================================================================
       1982                   N/A                    N/A                   1 Year                  13.52%
-------------------------------------------------------------------------------------------------------------------
       1983                   N/A                    N/A                   5 Years                 10.32%
-------------------------------------------------------------------------------------------------------------------
       1984                   N/A                    N/A                  10 Years                   N/A%
-------------------------------------------------------------------------------------------------------------------
       1985                   N/A                    N/A               Since Inception             12.27%
-------------------------------------------------------------------------------------------------------------------
       1986                   N/A                    N/A
-------------------------------------------------------------
       1987                   N/A                    N/A
-------------------------------------------------------------
       1988                   N/A                    N/A
-------------------------------------------------------------
       1989                   N/A                    N/A
-------------------------------------------------------------
       1990                  $504                    N/A
-------------------------------------------------------------
       1991                  $581                  20.93%
-------------------------------------------------------------
       1992                  $610                  10.38%
-------------------------------------------------------------
       1993                  $694                  19.44%
-------------------------------------------------------------
       1994                  $613                  (7.35)%
-------------------------------------------------------------
       1995                  $673                  15.40%
-------------------------------------------------------------
       1996                  $725                  13.07%
-------------------------------------------------------------
       1997                  $822                  19.05%
-------------------------------------------------------------
       1998                  $888                  13.52%
===================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Mid Cap Growth Portfolio, adjusted to reflect the 1.35% separate account charge.

DIVERSIFIED MID CAP PORTFOLIO


     ["DIVERSIFIED MID CAP PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]

Chart Specifications:
--------------------
 .5% AIR
 .$500 initial monthly annuity payment
 .Fund inception date--January 1995

====================================================================================================================
                        Monthly Payment      Adjusted Historical      Adjusted Historical Average Annual Total
        Year           Amounts at End of    Annual Total Return*                       Return*
                             Years                                           (Periods Ended 12/31/1998)
====================================================================================================================
         1982                 N/A                    N/A                   1 Year                 16.00%
--------------------------------------------------------------------------------------------------------------------
         1983                 N/A                    N/A                   5 Years                  N/A
--------------------------------------------------------------------------------------------------------------------
         1984                 N/A                    N/A                  10 Years                  N/A
--------------------------------------------------------------------------------------------------------------------
         1985                 N/A                    N/A               Since Inception            19.86%
--------------------------------------------------------------------------------------------------------------------
         1986                 N/A                    N/A
----------------------------------------------------------------
         1987                 N/A                    N/A
----------------------------------------------------------------
         1988                 N/A                    N/A
----------------------------------------------------------------
         1989                 N/A                    N/A
----------------------------------------------------------------
         1990                 N/A                    N/A
----------------------------------------------------------------
         1991                 N/A                    N/A
----------------------------------------------------------------
         1992                 N/A                    N/A
----------------------------------------------------------------
         1993                 N/A                    N/A
----------------------------------------------------------------
         1994                 N/A                    N/A
----------------------------------------------------------------
         1995                $579                    N/A
----------------------------------------------------------------
         1996                $653                  18.33%
----------------------------------------------------------------
         1997                $767                  23.41%
----------------------------------------------------------------
         1998                $848                  16.00%
====================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Diversified Mid Cap Portfolio, adjusted to reflect the 1.35% separate account charge.

MID CAP VALUE PORTFOLIO


         ["MID CAP VALUE PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]

Chart Specifications:
--------------------
 .5% AIR
 .$500 initial monthly annuity payment
 .Fund inception date--August 1992

=====================================================================================================================
                        Monthly Payment      Adjusted Historical      Adjusted Historical Average Annual Total
       Year            Amounts at End of     Annual Total Return*                      Return*
                             Years                                           (Periods Ended 12/31/1998)
=====================================================================================================================
       1982                   N/A                    N/A                   1 Year                26.62%
---------------------------------------------------------------------------------------------------------------------
       1983                   N/A                    N/A                   5 Years               22.08%
---------------------------------------------------------------------------------------------------------------------
       1984                   N/A                    N/A                  10 Years                 N/A
---------------------------------------------------------------------------------------------------------------------
       1985                   N/A                    N/A               Since Inception           19.44%
---------------------------------------------------------------------------------------------------------------------
       1986                   N/A                    N/A
-----------------------------------------------------------------
       1987                   N/A                    N/A
-----------------------------------------------------------------
       1988                   N/A                    N/A
-----------------------------------------------------------------
       1989                   N/A                    N/A
-----------------------------------------------------------------
       1990                   N/A                    N/A
-----------------------------------------------------------------
       1991                   N/A                    N/A
-----------------------------------------------------------------
       1992                  $ 517                   N/A
-----------------------------------------------------------------
       1993                  $ 533                   8.27%
-----------------------------------------------------------------
       1994                  $ 506                  (0.32)%
-----------------------------------------------------------------
       1995                  $ 652                  35.36%
-----------------------------------------------------------------
       1996                  $ 753                  21.18%
-----------------------------------------------------------------
       1997                  $ 939                  30.94%
-----------------------------------------------------------------
       1998                  $1132                  26.62%
=====================================================================================================================

* The subaccount had not began operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Mid Cap Value Portfolio, adjusted to reflect the 1.35% separate account charge.

Additional Fund Information

Banc One Investment Advisors is the investment advisor for the underlying portfolios and is a registered investment advisor under the Investment Advisors
Act of 1940.   Banc One Investment Advisors is an indirect wholly-owned
subsidiary of Bank One Corporation. It makes the day-to-day investment decisions for the portfolios and continuously reviews, supervises and administers each portfolio's investment program. Banc One Investment Advisors performs its responsibilities subject to the supervision of, and policies established by, the Trustees of One Group Investment Trust. Banc One Investment Advisors has served as investment advisor to the Trust since its inception. In addition, Banc One Investment Advisors serves as investment advisor to other mutual funds and individual corporate charitable, and retirement accounts. As of December 31, 1998, Banc One Investment Advisors managed over $54 billion in assets. Banc One Investment Advisors is entitled to a fee, which is calculated daily and paid monthly, of the annual percentages of the average daily net assets of each portfolio.

There is no assurance that any of the portfolios will achieve its investment objective.

The One Group(R) Investment Trust prospectus should be read carefully before any decision is made concerning the allocation of the premium to a particular subaccount.

An investment in the separate account, or in any portfolio, including the VIP Money Market Portfolio, is not insured or guaranteed by the U.S. government or any government agency.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by Banc One Investment Advisors. The investment results of the portfolios, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment advisor or manager.

Addition, Deletion, or Substitution of Investments.  We cannot and do not
--------------------------------------------------
guarantee that any of the subaccounts will always be available to receive premium allocations or transfers. We retain the right, subject to any applicable law, to make certain changes in the separate account and its investments. We reserve the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the funds or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or, if in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to an owner's interest in a subaccount will not be made without prior notice to the owner and the prior approval of the SEC. Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity contracts or from effecting an exchange between series or classes of variable annuity contracts on the basis of requests made by owners.

New subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by us. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, we will notify owners and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by the owner, we will reinvest the amounts invested in the eliminated subaccount in the subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments) or in another subaccount, if appropriate.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the separate account may be:

 .    operated as a management company under the 1940 Act or any other form permitted by law,

 .    deregistered under the 1940 Act in the event such registration is no longer required, or

 .    combined with one or more other separate accounts.

To the extent permitted by applicable law, we also may

 .    transfer the assets of the separate account associated with the contracts to another account or accounts,

 .    restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account,

 .    create new separate accounts,

 .    add new subaccounts to or remove existing subaccounts from the separate account or combine subaccounts, or

 .    add new underlying funds, or substitute a new fund for an existing fund.


Resolving Material Conflicts.  The One Group(R) Investment Trust portfolios are
----------------------------
available to separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the separate account and other separate accounts we establish. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the separate account and one or more of the other separate accounts investing in the One Group(R) Investment Trust. A conflict may occur due to a change in law affecting the operations of variable life insurance and variable annuity separate accounts, differences in the voting instructions we receive and instructions received by other companies, or some other reason. In the event of a conflict, it is possible that the separate account might be required to withdraw its investment in the underlying portfolios. In the event of any conflict, we will take any steps necessary to protect owners, annuitants, secondary annuitants and beneficiaries.

                                  APPENDIX B

                   ILLUSTRATIONS OF ANNUITY PAYMENT VALUES

The following graphs have been prepared to show how investment performance affects your variable annuity payments over time. The graphs incorporate hypothetical rates of return and PFL does not guarantee that you will earn these returns for any one year or any sustained period of time. PFL did not sell contracts prior to the date of this prospectus, and, therefore, the graphs represent what annuity payments might have been under a contract had one existed during the years shown. The graphs are for illustrative purposes only and do not represent past or future investment returns.

Your variable annuity payment may be more or less than the income shown if the actual returns of the subaccounts are different than those illustrated. Since it is very likely that your investment returns will fluctuate over time, you can expect that the amount of your annuity payment will also fluctuate. The total amount of annuity payments ultimately received will, in addition to the investment performance of the subaccounts, also depend on how long you live and whether you choose a guarantee period option.

Another factor that determines the amount of your variable annuity payment is the assumed investment return (AIR). Annuity payments will increase from one variable annuity payment calculation date to the next if the performance of the portfolio underlying the subaccounts, net of all charges, is greater than the AIR and will decrease if the performance of the portfolio underlying the subaccounts, net of all charges, is less than the AIR.

The "Hypothetical Illustration" graph below illustrates differences in monthly variable annuity payments assuming different investment returns. The graph assumes a single premium of $47,198; the entire premium was allocated to variable annuity payments; the AIR is 5%; the payment option is Single Life Annuity; a 79 year old male, and separate account charges of 1.35% and average portfolio expenses of 0.63%. This results in the receipt of an initial annuity payment in the amount of $500. The graph illustrates gross returns of 0.00%, 6.00%, and 10.00% (net returns after expenses are (1.98)%, 4.02%, and 8.02%, respectively).

                           Hypothetical Illustration
           Monthly Payments Assuming Different Gross Portfolio Returns

                             [GRAPH APPEARS HERE]

======================================================================================

           Monthly Payments Assuming Different Gross Portfolio Returns

--------------------------------------------------------------------------------------
     Monthly Payment at the                            Gross Portfolio Returns*
     End of Contract Year
                                                --------------------------------------
                                                        0.0%      6.0%     10.0%
--------------------------------------------------------------------------------------
 Assumed First Monthly Payment                          $500      $500     $500
--------------------------------------------------------------------------------------
              1                                         $467      $495     $514
--------------------------------------------------------------------------------------
              2                                         $436      $491     $529
--------------------------------------------------------------------------------------
              3                                         $407      $486     $544
--------------------------------------------------------------------------------------
              4                                         $380      $482     $560
--------------------------------------------------------------------------------------
              5                                         $354      $477     $576
--------------------------------------------------------------------------------------
              6                                         $331      $473     $593
--------------------------------------------------------------------------------------
              7                                         $309      $468     $610
--------------------------------------------------------------------------------------
              8                                         $288      $464     $627
--------------------------------------------------------------------------------------
              9                                         $269      $460     $645
--------------------------------------------------------------------------------------
             10                                         $251      $455     $664
--------------------------------------------------------------------------------------
             11                                         $235      $451     $683
--------------------------------------------------------------------------------------
             12                                         $219      $447     $703
--------------------------------------------------------------------------------------
             13                                         $204      $443     $723
--------------------------------------------------------------------------------------
             14                                         $191      $438     $744
--------------------------------------------------------------------------------------
             15                                         $178      $434     $765
--------------------------------------------------------------------------------------
             16                                         $166      $430     $787
--------------------------------------------------------------------------------------
             17                                         $155      $426     $810
--------------------------------------------------------------------------------------
             18                                         $145      $422     $833
--------------------------------------------------------------------------------------
             19                                         $135      $418     $857
--------------------------------------------------------------------------------------
             20                                         $126      $414     $882
======================================================================================

*    The corresponding net returns are (1.98)%, 4.02%, and 8.02%.

The "Monthly Payment Amounts with Different AIRs" graph below illustrates the differences in variable annuity payments between selecting the 3.5% and 5% AIR. The graph assumes a single premium of $47,198; the entire premium was allocated to variable annuity payments; the payment option is a single Life Annuity; 79 year old male; separate account charges of 1.35%; average portfolio expenses of 0.63%; and an annual return of the portfolios, after all expenses of 6%. Monthly variable annuity payments are shown with the 3.5% AIR and the 5% AIR.

                           Monthly Payments Amounts
                             with Different AIR's

                             [GRAPH APPEARS HERE]

          ======================================================================================

                                   Monthly Payments Assuming Different AIRs
                          (Net Portfolio Return = 6%, Gross Portfolio Return=7.98%)

          --------------------------------------------------------------------------------------
           Monthly Payment at the End of Year                                AIR
                                                               ---------------------------------
                                                                  3.5%                  5%
          --------------------------------------------------------------------------------------
             Assumed First Monthly Payment                        $455                  $500
          --------------------------------------------------------------------------------------
                          1                                       $466                  $505
          --------------------------------------------------------------------------------------
                          2                                       $477                  $510
          --------------------------------------------------------------------------------------
                          3                                       $489                  $514
          --------------------------------------------------------------------------------------
                          4                                       $501                  $519
          --------------------------------------------------------------------------------------
                          5                                       $513                  $524
          --------------------------------------------------------------------------------------
                          6                                       $525                  $529
          --------------------------------------------------------------------------------------
                          7                                       $538                  $534
          --------------------------------------------------------------------------------------
                          8                                       $551                  $539
          --------------------------------------------------------------------------------------
                          9                                       $564                  $545
          --------------------------------------------------------------------------------------
                          10                                      $578                  $550
          --------------------------------------------------------------------------------------
                          11                                      $592                  $555
          --------------------------------------------------------------------------------------
                          12                                      $606                  $560
          --------------------------------------------------------------------------------------
                          13                                      $621                  $566
          --------------------------------------------------------------------------------------
                          14                                      $636                  $571
          --------------------------------------------------------------------------------------
                          15                                      $651                  $576
          --------------------------------------------------------------------------------------
                          16                                      $667                  $582
          --------------------------------------------------------------------------------------
                          17                                      $683                  $587
          --------------------------------------------------------------------------------------
                          18                                      $699                  $593
          --------------------------------------------------------------------------------------
                          19                                      $716                  $599
          --------------------------------------------------------------------------------------
                          20                                      $733                  $604
          ======================================================================================


  The annuity payment amounts shown reflect the deduction of all fees and expenses. Actual fees and expenses under the contract may be higher or lower, will vary from year to year, and will depend on how you allocate among the portfolios. The separate account charge is assumed to be at an annual rate of 1.35% of the average daily net assets.

  Upon request, we will furnish a customized illustration based on your individual circumstances and choice of annuity options.

                      STATEMENT OF ADDITIONAL INFORMATION


                            THE ONE INCOME ANNUITY


                                Issued through


                        PFL RETIREMENT BUILDER VARIABLE
                                ANNUITY ACCOUNT


                                  Offered by
                          PFL LIFE INSURANCE COMPANY


                            4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001


This Statement of Additional Information expands upon subjects discussed in the current prospectus for The One Income Annuity Contract offered by PFL Life Insurance Company. You may obtain a copy of the prospectus dated ________________, by calling 1-800-544-3152, or by writing to the Administrative and Service Office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a contract. Terms used in the current prospectus for the contract are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the PFL Retirement Builder Variable Annuity Account.

Dated:  __________________, 1999

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
GLOSSARY OF TERMS
THE CONTRACT--GENERAL PROVISIONS
  Transfers
  Delay of Transfers
  Entire Contract
  Assignment
  Beneficiary
  Change of Beneficiary
  Incontestability
  Misstatement of Age or Sex
  Modification of Contract
  Nonparticipating
  Owner
  Proof of Death
  Proof of Survival
  Death Before First Payment Date
  Protection of Proceeds
FEDERAL TAX MATTERS
  Tax Status of the Contract
  Diversification Requirements
  Owner Control
  Required Distributions
  Taxation of PFL
INVESTMENT EXPERIENCE
STATE REGULATION OF PFL
ADMINISTRATION
RECORDS AND REPORTS
DISTRIBUTION OF THE CONTRACTS
OTHER PRODUCTS
CUSTODY OF ASSETS
HISTORICAL PERFORMANCE DATA
  Money Market Yields
  Other Subaccount Yields
  Total Returns
  Other Performance Data
  Hypothetical Performance Data
LEGAL MATTERS
INDEPENDENT AUDITORS
OTHER INFORMATION
FINANCIAL STATEMENTS

                               GLOSSARY OF TERMS

Annuitant and Secondary Annuitant--The person upon whose life the annuity payments are based. For joint options, annuity payments are based upon the lives of both the annuitant and secondary annuitant. Either the annuitant or the secondary annuitant generally must be no older than 80 years of age on the contract issue date.

Annuity Payments--Payments made by us to the payee pursuant to the payment option chosen. Annuity payments may be either fixed or variable or a combination of both.

Application--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Assumed Investment Return or AIR--The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary(ies)--The person(s) who may receive death proceeds or guaranteed payments under this contract when there is no longer a living annuitant (or last annuitant for joint options).

Contract Issue Date--The date the contract becomes effective. This will be stated in the contract. Generally, the date the initial premium is allocated to the separate account.

Net Investment Factor--A unit of measure used to reflect the change in variable annuity unit values in a subaccount from one valuation period to the next valuation period.

Owner(s)--"You," "your," and "yours." The person or entity named in the contract specifications section who may, while any annuitant is living, exercise all rights granted by the contract. The annuitant must be the owner, if the contract is a qualified contract. If there is a secondary annuitant, he or she may also be an owner (except for a qualified contract, where only one owner is permitted). The secondary annuitant is never required to be an owner.

Payee--The person or entity to whom annuity payments are paid.

Payment Date--The date an annuity payment is paid to the payee. We may require evidence that any annuitant(s) and/or payee is/are alive on the payment date.

Separate Account--PFL Retirement Builder Variable Annuity Account.

Subaccount--The investment options or divisions of the separate account. Each subaccount invests in a different portfolio of the funds. We may make additional subaccounts available in the future.

Successor Owner--The person named by the owner to whom ownership of the contract passes upon the owner's death. If the owner is also the annuitant, the annuitant's beneficiary is entitled to the death proceeds of the contract. If no person is named, the owner's estate shall be deemed the successor owner.

Valuation Day--Each day the New York Stock Exchange is open for trading and any other day when the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued. The determination of the variable annuity unit value is made at the end of each valuation day.

Variable Annuity Unit--Variable annuity payments are expressed in terms of variable annuity units, the value of which fluctuates in relation to the selected subaccounts.

Variable Annuity Payment Calculation Date--The date, no more than seven business days before each payment date, when the amount of the variable annuity payment is determined. If the New York Stock Exchange is closed on a variable annuity payment calculation date, we will determine the amount of annuity income on the next day it is open.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the contract which may be of interest to a prospective purchaser. Words printed in italics in this Statement of Additional Information are defined in the Glossary of Terms, found on page 3.


                       THE CONTRACT--GENERAL PROVISIONS

Transfers

You may transfer amounts within the various subaccounts. You may also transfer amounts from variable to fixed annuity payments at any time. If you do, then the payment option for the fixed annuity payments will be a continuation of the payment option currently applicable to variable annuity payments. Transfers from fixed to variable annuity payments are not permitted. We may charge a fee for excessive transfers (we currently do not charge for transfers) or decline to accept excessive transfers.

Excessive trading activity can disrupt portfolio management strategy and increase portfolio expenses, which are borne by everyone participating in the portfolio regardless of their transfer activity.

In some cases, contracts may be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, market timing services obtain authorization from contract owner(s) to make transfers and exchanges among the subaccounts on the basis of perceived market trends. Because the large transfers of assets associated with market timing services may disrupt the management of the portfolios of the underlying funds, such transactions may hurt contract owners not utilizing the market timing service. Therefore, we may restrict or eliminate the right to make transfers among subaccounts if such rights are executed by a market timing firm or similar third party authorized to initiate transfers or exchange transactions on behalf of a contract owner(s).

In modifying such rights, we may, among other things, decline to accept:

 .   transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one contract owner, or

 .   transfer or exchange instructions of individual contract owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one contract owner at the same time.

We will impose such restrictions only if we believe (or Banc One Investment Advisors believes) that doing so will prevent harm to other contract owners.

Delay of Transfers

When you transfer amounts among the subaccounts, we will redeem shares of the appropriate portfolios at their prices as of the end of the current valuation period. Generally any subaccount you transfer to is credited at the same time. However, we may wait to credit the amount to a new subaccount until a subaccount you transfer from becomes liquid. This will happen only if (1) the subaccount you transfer to invests in a portfolio that accrues dividends on a daily basis and requires federal funds before accepting a purchase order, and (2) the subaccount you transfer from is investing in an equity portfolio in an illiquid position due to substantial redemptions or transfers that require it to sell portfolio securities in order to make funds available. The subaccount you transfer from will be liquid when it receives proceeds from sales of portfolio securities, the purchase of new contracts, or otherwise. During any period that we wait to credit a subaccount for this reason, the amount you transfer will be uninvested. After seven days the transfer will be made even if the subaccount you transfer from is not liquid.

Entire Contract

The entire contract is made up of the contract, and any riders, endorsements, or application (including any application supplement or investment allocation form). No change in or waiver of any provision of the contract is valid unless the change or waiver is signed by the President or Secretary of PFL.

Assignment

The option to assign is only available for non-tax qualified annuities. Only you may make an assignment of this contract. You must notify us in writing to assign this contract. No change will apply to any action taken by us before the written notice was received. We are not responsible for the validity or the effect of an assignment.

Beneficiary

The beneficiary is named in the contract specifications section of the contract or in a subsequent endorsement. More than one beneficiary may be named. The rights of any beneficiary will be subject to all the provisions of the contract. You may impose other limitations with our consent.

If any primary or contingent beneficiary dies before the annuitant, that beneficiary's interest in this contract ends with that beneficiary's death. Only those beneficiaries living at the time of the annuitant's death will be eligible to receive their share of the death benefits. In the event no contingent beneficiaries have been named and all primary beneficiaries have died before the death benefits become payable, the owner(s) will become the beneficiary(ies) unless elected otherwise. If both primary and contingent beneficiaries have been named, payment will be made to the named primary beneficiaries living at the time the death proceeds become payable. If there is more than one beneficiary and you failed to specify their interest, they will share equally. Payment will be made to the named contingent beneficiary(ies) only if all primary beneficiaries have died before the death benefits become payable. If any primary beneficiary is alive at the time the death benefits become payable, but dies before receiving their payment, their share will be paid to their estate.

Change of Beneficiary

You may change the beneficiary while the annuitant is living, unless an irrevocable one has been named. Change is made by written notice. The change takes effect on the date the written notice was signed, and the written notice must have been postmarked on or before the date of the annuitant's death. No change will apply to any annuity payment made before the written notice was received. We may require return of the contract for endorsement before making a change.

Incontestability

The contract is incontestable from the contract issue date.

Misstatement of Sex or Age

If the age or sex of any annuitant has been misstated, the annuity payments will be those which the premium paid would have purchased for the correct age and sex. Any underpayment made by us will be paid with the next annuity payment. Any overpayment made by us will be deducted from future annuity payments. Any underpayment or overpayment will include interest at 5% per year, from the date of the incorrect payment to the date of the adjustment.

Modification of Contract

No change in the contract is valid unless made in writing.

Nonparticipating

Your contract is nonparticipating. This means we do not pay dividends on it. Your contract will not share in our profits or surplus earnings.

Owner

You, the owner, are named in the contract specifications section. You may, while any annuitant is living, exercise all rights granted by the contract. These rights are subject to the rights of any assignee or living irrevocable beneficiary. "Irrevocable" means that you have given up your right to change the beneficiary named.

Unless we have been notified of a community or marital property interest in the contract, we will rely on our good faith belief that no such interest exists and will assume no responsibility for inquiry.

Proof of Death

Any beneficiary claiming an interest in the contract must provide us in writing with due proof of death of the payee/annuitant and/or secondary annuitant (if any). We will not be responsible for annuity payments made before we receive due proof of death at the Administrative and Service Office.

Proof of Survival

If annuity payments under the contract depend on a person being alive on a given date, proof of survival may be required by us prior to making annuity payments.

Death Before First Payment Date

If any owner, who is an annuitant, dies before the first payment date, the amount of the death proceeds is the premium plus or minus the investment performance of the subaccounts. If any owner, who is not an annuitant, dies before the first payment date, the successor owner may direct the owner's interest in the contract to be distributed as follows:

 . one cash lump sum to be distributed within five years of the deceased owner's death; or

 . annuitize the value of the annuity payments over the lifetime of the successor owner with payments to begin within one year of the owner's death; or

 . annuitize the value of the annuity payments over a period that does not exceed the life expectancy of the successor owner, as defined by the Internal Revenue Code of 1986, as amended (Code), with payments to begin within one year of the owner's death.

If the deceased owner was also an annuitant, the annuitant's beneficiary is entitled to the benefit described above. If no person is named as the successor owner, the owner's estate shall be deemed the successor owner.

Non-natural successor owners may only choose a lump sum distribution. For qualified contracts, any option chosen must meet the requirements of the Code.

Protection of Proceeds

Unless you so direct by filing written notice with us, no beneficiary may assign payments under the contract before the same are due. To the extent permitted by law, no payments under the contract will be subject to the claims of creditors of any beneficiary.

Investment Allocation Models

General.  Rather than selecting individual portfolios (i.e., being "Self-
-------
Directed") you can select one of four investment allocation models that are listed on the Investment Allocation Form (which is part of the application). The amount invested in each subaccount will vary depending on the model's particular asset allocation percentages. The asset allocation percentages for each model are shown on the Investment Allocation Form. The four investment allocation models, listed in descending percentage of equity holdings, are:

 .  Growth Model
 .  Growth & Income Model
 .  Balanced Model
 .  Conservative Growth Model

The models are general asset mixes. They were developed by Banc One Investment Advisors Corporation and may or may not be appropriate for you. Banc One Investment Advisors Corporation serves as an investment advisor to the One Group Investment Trust Portfolios for which it receives a fee. There is no guarantee that the models will achieve any desired results or objectives.

The models should not be considered personal investment advice or serve as the sole or primary basis for making investment decisions. You should consider factors such as your age, goals and risk tolerance in selecting a model. You are responsible for determining if a model is right for you.

Before selecting a model, please note:

 .  only one model can be used at a time;
 .  you cannot allocate premium to any other subaccount if you select a model;

 . each model's allocation percentages may change (which terminates that model); . transfers you make between the various subaccounts will terminate your model;
   and
 . transfers from variable to fixed payments will be pro rata from the applicable subaccounts.

Rebalancing.  Each model will be automatically rebalanced each year on the
-----------
contract anniversary date. Rebalancing a model may involve transferring from subaccounts with higher returns into subaccounts with relatively lower returns in order to maintain the model's asset allocation percentages. Transfers made as a result of automatic rebalancing are not counted against your 6 free transfers (in the event transfer fees are imposed in the future). Automatic rebalancing ends upon the termination of a model.

Termination.  You can stop using (i.e., terminate) a model at any time by
-----------
notifying us at our administrative and service office or by transferring amounts between the various subaccounts.

A model will also terminate if you are notified that it will be replaced with a "new" model with different asset allocation percentages. Before you can use the "new" model, you must sign and return to us within 45 days after the date of the notice, a consent form accepting the new asset allocation percentages. Absent your timely affirmative consent, you will:

 .  keep your current asset allocation percentages;
 .  be considered "Self-Directed"; and
 .  not receive automatic rebalancing.

                              FEDERAL TAX MATTERS

Tax Status of the Contracts

The discussion in the prospectus assumes that the contracts qualify as "annuity contracts" for federal income tax purposes under the Code.

Diversification Requirements.  Section 817(h) of the Code provides that separate
----------------------------
account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The separate account, through each underlying fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various subaccounts may be invested. Although PFL does not have direct control over the underlying funds in which the separate account invests, PFL believes that each fund will meet the diversification requirements, and therefore, the contract will be treated as an annuity contract under the Code.

Owner Control.  In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possessed incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policy-holders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the contract owner has the choice of several subaccounts in which to allocate the premium, and may be able to transfer among subaccounts more frequently than in such rulings. In addition, the contract provides for more subaccounts than did the variable contracts that were the subject of such rulings. These differences could result in a contract owner being treated as the owner of the assets of the separate account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the owner of the separate account's assets.

Required Distributions.  In order to be treated as an annuity contract for
----------------------
federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that: (a) if any contract owner dies on or after the Annuity Starting Date (as defined in the prospectus) but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that contract owner's death; and (b) if any contract owner dies prior to the Annuity Staring Date, the entire interest in the contract will be distributed within five years after the date of the contract owner's death. These requirements will be considered satisfied as to any portion of the contract owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that contract owner's death. The "designated beneficiary" for these purposes is the person who becomes the new owner of the contract upon a contract owner's death and must be a natural person. However, if the contract owner's sole designated beneficiary is the surviving spouse of the contract owner, the contract may be continued with the surviving spouse as the new contract owner. The Code further provides that if the contract owner is not an individual, the primary annuitant shall be treated as the contract owner for purposes of making distributions that are required to be made upon the death of the contract owner. (The primary annuitant is the individual the events in the life of whom are of primary importance in effecting the timing and amount of the payout under the contract. If there is a change in the primary annuitant, such change shall be treated as the death of the contract owner. The contract does not permit a change of the annuitants, however.

Non-qualified contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. PFL will review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Qualified contracts are subject to similar provisions.

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the separate account, we may make a charge to the separate account.

                             INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of variable annuity units and to determine the amount of annuity payments as follows:

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with variable annuity unit values. Variable annuity unit values rise if the net investment performance of the subaccount exceeds the assumed investment return. Conversely, variable annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

  (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;

  (b) is the net investment factor for that subaccount for the valuation period; and

  (c) is the daily factor for the valuation period.

The daily factor for the valuation period is a discount factor that reflects the assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

   (a) is the net result of:

       (1) the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus

       (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

       (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the subaccount;

   (b) is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period; and

   (c) is an amount representing the separate account charge as shown in the specifications section of the contract.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable variable annuity unit values.

   Illustrations of Calculations for Annuity Unit Value and Variable Annuity
   -------------------------------------------------------------------------
                                   Payments
                                   --------

Formula and Illustration for Determining Annuity Unit Value in each Subaccount

Variable annuity unit value = V = A x B x C

Where:     A = variable annuity unit value for the immediately preceding valuation period.

           B = net investment factor for the valuation period for which the variable annuity unit value is being calculated.

           C = a daily factor to neutralize the assumed investment return built into the annuity tables used.

           C = (1/(1+AIR)) /\ (1/365) = 0.999905754 (3.5% AIR) or 0.999866337
               (5% AIR)

For example, if the AIR is 5% and:    A = $20 on the day prior to the first
                                          payment
                                      B = 1.01
                                      C = 1/(1.055)/ /\ /(1/365)/ = 0.999866337

Then, the variable annuity unit value is equal to V  = A x B x C
                                                     = $20 x 1.01 x .999866337
                                                     = 20.1973


              Formula and Illustration for Determining Amount of
                    First Monthly Variable Annuity Payment

First monthly variable annuity payment = P = (D x E)/$1,000

Where:              D = the contract value as of the contract issue date.

                    E = the annuity purchase rate per $1,000 based upon the
                        option selected, the sex and adjusted age of the annuitant according to the tables contained in the contract.


For example if:     D = $100,000
                    E = 7.00

Then, the first monthly variable annuity payment is equal to
                                 P = (D x E)/$1,000
                                   = ($100,000 x 7.00)/$1,000
                                   = $700

Formula and Illustration for Determining the Number of Annuity Units Represented
   by Each Monthly Variable Annuity Payment (assuming investment in only one
                                  Subaccount)

Number of variable annuity units = U = P/V

Where:            P = the dollar amount of the first monthly variable annuity payment.

                  V = the variable annuity unit value for the valuation date on which the first monthly payment is due.

For example if:   P = $700
                  V = 20.1973

Then, the variable annuity units is equal to U    = P/V
                                                  = $700/20.1973
                                                  = 34.6581 units

  Formula and Illustration for Determining a Future Monthly Variable Annuity
                  Payment investment in only one Subaccount)

Monthly variable annuity payment = P = U x V

Where:            U = the variable annuity units

                  V = the variable annuity unit value for the valuation date on which the future monthly payment is due.

For example if:   U = 34.6581
                  V = 20.6970 (the variable annuity unit value increased since issue)

Then, the amount of the monthly variable annuity payment    = U x V
                                                            = 34.6581 x 20.6970
                                                            = $717.32

If the variable annuity unit value had actually decreased to V = 19.6970, the
resulting monthly variable annuity payment would   = U x V
                                                   = 34.6581 x 19.6970
                                                   = $682.66

Illustration 4 assumes that no transfers or surrenders are made between determining the number of variable annuity units and determining the future monthly variable annuity payment; therefore, the number of variable annuity units in Illustrations 3 and 4 are the same.

                            STATE REGULATION OF PFL

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering our operation for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Division may determine the items are correct. Our books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.


                                ADMINISTRATION

We perform administrative services for the contracts. These services include issuance of the contracts, maintenance of records concerning the contracts, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by us. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, we will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the contracts is continuous and we do not anticipate discontinuing the offering of the contracts. However, we reserve the right to discontinue the offering of the contracts.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the contracts and may enter into agreements with broker-dealers for the distribution of the contracts.

                                OTHER PRODUCTS

We make other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the subaccounts of the separate account are held by us. The assets of each of the subaccounts of the separate account are segregated and held separate and apart from the assets of the other subaccounts and from our general account assets. We maintain records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by our fidelity bond, presently in the amount of $5,000,000, covering the acts of our officers and employees.

                          HISTORICAL PERFORMANCE DATA

Subaccount Yields

We may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts of the separate account (except the Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and
(iv) multiplying that result by 2. Expenses attributable to the subaccount include the separate account charge. The 30-day yield is calculated according to the following formula:

                  Yield = 2 x ((((NI-ES)/(U x UV)) + 1)/6/-1)

Where:

NI   = net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.

ES  =  expenses of the subaccount for the 30-day period.

U   =  the average number of units outstanding.

UV   = the unit value at the close (highest) of the last day in the 30-day period.

Because of the charges imposed by the separate account, the yield for a subaccount of the separate account will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular contract.

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

We may from time to time also advertise or disclose total returns for one or more of the subaccounts of the separate account for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which we calculate on each business day based on the performance of the subaccount's underlying portfolio, and the deduction for the separate account charge. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                              P (1 + T)/n/ = ERV

Where:

T     = the average annual total return net of subaccount recurring charges.

ERV   = the ending redeemable value of the hypothetical account at the end of the period.

P     = a hypothetical initial payment of $1,000.

N     = the number of years in the period.

Other Performance Data

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above.

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula. The charges reflected in the cumulative total returns include the actual total annual portfolio expenses of the applicable fund and the separate account charge of 1.35%.

                               CTR = (ERV / P)-1

Where:

CTR   = the cumulative total return net of subaccount recurring charges for the period.

ERV   = the ending redeemable value of the hypothetical investment at the end of the period.

P     = a hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.


Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of contract charges that were in effect at the inception of the subaccounts.

                                 LEGAL MATTERS

Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the contracts has been provided to us by Sutherland, Asbill & Brennan LLP, of Washington D.C.

                             INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309.

                               OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the prospectus and this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS

The values of the interest of owners in the separate account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on PFL's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

PART C            OTHER INFORMATION

Item 24.          Financial Statements and Exhibits

         (a)      Financial Statements

                  All required financial statements are included in Part B of this Registration Statement.

         (b)      Exhibits:

                  (1)      (a)  Resolution of the Board of Directors of PFL Life
                                Insurance Company authorizing establishment of the Separate Account. Note 1

                  (2)           Not Applicable.

                  (3)      (a)  Principal Underwriting Agreement by and between
                                PFL Life Insurance Company, on its own behalf and on behalf of the Separate Account, and AFSG Securities Corporation. Note 3

                           (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 3

                  (4)      (a)  Form of Contract for The One Income Annuity.
                                Note 5

                  (5)      (a)  Form of Application for The One Income Annuity.
                                Note 6

                  (6)      (a)  Articles of Incorporation of PFL Life Insurance
                                Company. Note 1

                           (b)  ByLaws of PFL Life Insurance Company.   Note 1

                  (7)           Not Applicable.

                  (8)      (a)  Participation Agreement by and among One Group
                                Investment Trust, Nationwide Advisory Services, Nationwide Investors Services and PFL Life Insurance Company. Note 7

                  (9)           Opinion and Consent of Counsel.  Note 6

                  (10)     (a)  Consent of Independent Auditors.  Note 7

                  (10)     (b)  Opinion and Consent of Actuary.   Note 6

                  (11)          Not applicable.

                  (12)          Not applicable.

                  (13)          Performance Data Calculations.  Note 7

                  (14)          Powers of Attorney. (Patrick S. Baird, Craig D.
                                Vermie, William L. Busler, Douglas C. Kolsrud, Robert J. Kontz) Note 1 (Brenda K. Clancy) Note 2 (Larry N. Norman) Note 4

Note 1. Incorporated herein by reference to the Initial filing of Registrants Form N-4 Registration Statement (File No. 333-7509) on July 3, 1996.

Note 2. Incorporated herein by reference to the Registrants filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 6, 1996.

Note 3. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-7509) on April 30, 1998.

Note 4. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-7509) on July 16, 1998.

Note 5. Incorporated herein by reference to the Registrant's filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-61063) on December 11, 1998.

Note 6.   Filed herewith.

Note 7.   To be filed by amendment.

Item 25. Directors and Officers of the Depositor (PFL Life Insurance Company)


  Name and Business Address                                Principal Positions and Offices with Depositor
  -------------------------                                ----------------------------------------------
  William L. Busler                                        Director, Chairman of the Board and President
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Patrick S. Baird                                         Director, Senior Vice President and Chief Operating Officer
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Craig D. Vermie                                          Director, Vice President, Secretary and General Counsel
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Douglas C. Kolsrud                                       Director, Senior Vice President, Chief Investment Officer
  4333 Edgewood Road, N.E.                                 and Corporate Actuary
  Cedar Rapids, Iowa 52499-0001

  Larry N. Norman                                          Director and Executive Vice President
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Robert J. Kontz                                          Vice President and Corporate Controller
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Brenda K. Clancy                                         Vice President, Treasurer and Chief Financial Officer
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                                    Jurisdiction of        Percent of Voting
Name                                Incorporation          Securities Owned                   Business
----                                -------------          ----------------                   --------
AEGON N.V.                          Netherlands            53.63% of Vereniging               Holding company
                                    Corporation            AEGON Netherlands
                                                           Membership Association

Groninger Financieringen B.V.       Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

AEGON Netherland N.V.               Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

AEGON Nevak Holding B.V.            Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

AEGON International N.V.            Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

Voting Trust                        Delaware                                             Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding                  Delaware               100% of Voting Trust          Holding company
Corporation

Short Hills Management              New Jersey             100% of AEGON U.S.            Holding company
Company                                                    Holding Corporation


CORPA Reinsurance                   New York               100% of AEGON U.S.            Holding company
Company                                                                                  Holding Corporation

AEGON Management                    Indiana                100% of AEGON U.S.            Holding company
Company                                                                                  Holding Corporation

RCC North America Inc.              Delaware               100% of AEGON U.S.            Holding company
                                                                                         Holding Corporation

AEGON USA, Inc.                     Iowa                   100% AEGON U.S.               Holding company
                                                                                         Holding Corporation

AUSA Holding Company                Maryland               100% AEGON USA, Inc.          Holding company

Monumental General Insurance        Maryland               100% AUSA Holding Co.         Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.    Kansas                 100% Monumental General       Sale/admin. of travel
                                                           Insurance Group, Inc.         insurance

Monumental General                  Maryland               100% Monumental General       Provides management
Administrators, Inc.                                       Insurance Group, Inc.         srvcs. to unaffiliated
                                                           third party
                                                                                         administrator

Executive Management and            Maryland               100% Monumental General       Provides actuarial
Consultant Services, Inc.                                  Administrators, Inc.          consulting services

Monumental General Mass             Maryland               100% Monumental General       Marketing arm for
Marketing, Inc.                                            Insurance Group, Inc.         sale of mass marketed
                                                                                         insurance coverages

Diversified Investment              Delaware               100% AUSA Holding Co.         Registered investment
Advisors, Inc.                                                                           advisor


Diversified Investors Securities    Delaware               100% Diversified Investment   Broker-Dealer
Corp.                                                                                    Advisors, Inc.

AEGON USA Securities, Inc.          Iowa                   100% AUSA Holding Co.         Broker-Dealer

Supplemental Ins. Division, Inc.    Tennessee              100% AUSA Holding Co.         Insurance

Creditor Resources, Inc.                 Michigan               100% AUSA Holding Co.                Credit insurance

CRC Creditor Resources                   Canada                 100% Creditor Resources, Inc.        Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                     Iowa                   100% AUSA Holding Co.                Investment advisor
Management, Inc.

AEGON USA Realty                         Iowa                   100% AUSA Holding Co.                Provides real estate
Advisors, Inc.                                                                                       administrative and real
                                                                                                     estate investment services


Quantra Corporation                      Delaware               100% AEGON USA Realty                Real estate and financial
                                                                Advisors, Inc.                       software production and
                                                                                                     sales

Quantra Software Corporation             Delaware               100% Quantra Corporation             Manufacture and sell
                                                                                                     mortgage loan and security
                                                                                                     management software

Landauer Realty Advisors, Inc.           Iowa                   100% AEGON USA Realty                Real estate counseling
                                                                                                     Advisors, Inc.

Landauer Associates, Inc.                Delaware               100% AEGON USA Realty                Real estate counseling
                                                                                                     Advisors, Inc.

Realty Information Systems, Inc.         Iowa                   100% AEGON USA Realty                Information Systems for
                                                                Advisors, Inc.                       real estate investment
                                                                                                     management

AEGON USA Realty                         Iowa                   100% AEGON USA                       Real estate management
Management, Inc                                                 Realty Advisors, Inc.

USP Real Estate Investment Trust         Iowa                   21.89% First AUSA Life               Real estate investment
                                                                Ins. Co , 13.11% PFL Life            trust
                                                                Ins. Co.  4.86% Bankers
                                                                United Life Assurance Co.

RCC Properties Limited                   Iowa                   AEGON USA Realty                     Limited Partnership
Partnership                                                     Advisors Inc. is General
                                                                Partner and 5% owner.

AUSA Financial Markets, Inc.             Iowa                   100% AUSA Holding Co.                Marketing

Endeavor Investment Advisors             California             49.9% AUSA Financial                 General Partnership
                                                                                                     Markets, Inc.

Universal Benefits Corporation           Iowa                   100% AUSA Holding Co.                Third party administrator

Investors Warranty of                    Iowa                   100% AUSA Holding Co.                Provider of automobile
America, Inc.                                                                                        extended maintenance
                                                                                                     contracts

Massachusetts Fidelity Trust Co.         Iowa                   100% AUSA Holding Co.                Trust company

Money Services, Inc.                     Delaware               100% AUSA Holding Co.             Provides financial
                                                                                                  counseling  for employees
                                                                                                  and agents of  affiliated
                                                                                                  companies

Zahorik Company, Inc.                    California             100% AUSA Holding Co.             Broker-Dealer

ZCI, Inc.                                Alabama                100% Zahorik Company, Inc.        Insurance agency

AEGON Asset Management                   Delaware               100% AUSA Holding Co.             Registered investment
Services, Inc.                                                                                    advisor

Intersecurities, Inc.                    Delaware               100% AUSA Holding Co.             Broker-Dealer

Associated Mariner Financial             Michigan               100% Intersecurities, Inc.        Holding co./management
Group, Inc.                                                                                       services

Mariner Financial Services, Inc.         Michigan               100% Associated Mariner           Broker/Dealer
                                                                Financial Group, Inc.

Mariner Planning Corporation             Michigan               100% Mariner Financial            Financial planning
                                                                Services, Inc.

Associated Mariner Agency, Inc.          Michigan               100% Associated Mariner           Insurance agency
                                                                Financial Group, Inc.

Associated Mariner Agency                Hawaii                 100% Associated Mariner           Insurance agency
of Hawaii, Inc.                                                 Agency, Inc.

Associated Mariner Ins. Agency           Massachusetts          100% Associated Mariner           Insurance agency
of Massachusetts, Inc.                                          Agency, Inc.

Associated Mariner Agency                Ohio                   100% Associated Mariner           Insurance agency
Ohio, Inc.                                                      Agency, Inc.

Associated Mariner Agency                Texas                  100% Associated Mariner           Insurance agency
Texas, Inc.                                                     Agency, Inc.

Associated Mariner Agency                New Mexico             100% Associated Mariner           Insurance agency
New Mexico, Inc.                                                Agency, Inc.

Mariner Mortgage Corp.                   Michigan               100% Associated Mariner           Mortgage origination
                                                                Financial Group, Inc.

Idex Investor Services, Inc.             Florida                100% AUSA Holding Co.             Shareholder services

Idex Management, Inc.                    Delaware               50% AUSA Holding Co.              Investment advisor
                                                                                                  50% Janus Capital Corp.

IDEX Series Fund                         Massachusetts          Various                           Mutual fund

First AUSA Life Insurance                Maryland               100% AEGON USA, Inc.              Insurance holding Company
                                                                company

AUSA Life Insurance                 New York               100% First AUSA Life                  Insurance
Company, Inc.                                              Insurance Company

Life Investors Insurance            Iowa                   100% First AUSA Life                  Insurance
Company of America                                         Ins. Co.

Life Investors Alliance, LLC        Delaware               100% LIICA                            Purchases, own, and hold
                                                                                                 the equity interest of other
                                                                                                 entities

Bankers United Life                 Iowa                   100% Life Investors Ins.              Insurance
Assurance Company                                          Company of America

Life Investors Agency               Iowa                   100% Life Investors Ins.              Marketing
Group, Inc.                                                Company of America

PFL Life Insurance Company          Iowa                   100% First AUSA Life                  Insurance
                                                           Ins. Co.

AEGON Financial Services            Minnesota              100% PFL Life Insurance Co.           Marketing
Group, Inc.

AEGON Assignment Corporation        Kentucky               100% AEGON Financial                  Administrator of structured
of Kentucky                                                Services Group, Inc.                  settlements

AEGON Assignment Corporation        Illinois               100% AEGON Financial                  Administrator of structured
                                                           Services Group                        settlements

Southwest Equity Life Ins. Co.      Arizona                100% of Common Voting                 Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.    Arizona                100% of Common Voting                 Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Western Reserve Life Assurance      Ohio                   100% First AUSA Life                  Insurance
Co. of Ohio                                                Ins. Co.

WRL Series Fund, Inc.               Maryland               Various                               Mutual fund

WRL Investment Services, Inc.       Florida                100% Western Reserve Life             Provides administration for
                                                           Assurance Co. of Ohio                 affiliated mutual fund

WRL Investment                      Florida                100% Western Reserve Life             Registered investment
Management, Inc.                                           Assurance Co. of Ohio                 advisor

AEGON Equity Group, Inc.            Florida                100% Western Reserve Life             Insurance agency
                                                           Assurance Co. of Ohio

ISI Insurance Agency, Inc.          California             100% Western Reserve Life             Insurance agency
                                                           Assurance Co. of Ohio

ISI Insurance Agency                Ohio                   100% ISI Insurance                    Insurance agency
of Ohio, Inc.                                              Agency Inc.

ISI Insurance Agency                      Texas               100% ISI Insurance                  Insurance agency
of Texas, Inc.                                                Agency Inc.

ISI Insurance Agency                      Massachusetts       100% ISI Insurance                  Insurance Agency
of Massachusetts, Inc.                                        Agency Inc.

Monumental Life Insurance Co.             Maryland            100% First AUSA Life                Insurance
                                                              Ins. Co.

AEGON Special Markets                     Maryland            100% Monumental Life                Marketing
Group, Inc.                                                   Ins. Co.

Monumental General Casualty Co.           Maryland            100% First AUSA Life                Insurance
                                                              Ins. Co.

United Financial Services, Inc.           Maryland            100% First AUSA Life                General agency
                                                              Ins. Co.

Bankers Financial Life Ins. Co.           Arizona             100% First AUSA Life                Insurance
                                                              Ins. Co.

The Whitestone Corporation                Maryland            100% First AUSA Life                Insurance agency
                                                              Ins. Co.

Cadet Holding Corp.                       Iowa                100% First AUSA Life                Holding company
                                                              Ins. Co.

Commonwealth General                      Delaware            100% AEGON USA, Inc.                Holding company
Corporation ("CGC")

PB Series Trust                           Massachusetts       N/A                                 Mutual fund

Monumental Agency Group, Inc.             Kentucky            100%  CGC                           Provider of srvcs. to ins.
                                                                                                  cos.

Benefit Plans, Inc.                       Delaware            100% CGC                            TPA for Peoples Security
Life Insurance Company

Durco Agency, Inc.                        Virginia            100% Benefit Plans, Inc.            General agent

Commonwealth General.                     Kentucky            100% CGC                            Administrator of structured
Assignment Corporation                                                                            settlements

AFSG  Securities Corporation              Pennsylvania        100% CGC                            Broker-Dealer

PB Investment Advisors, Inc.              Delaware            100% CGC                            Registered investment
                                                                                                  advisor

Diversified Financial Products Inc.       Delaware            100% CGC                            Provider of investment,
                                                                                                  marketing and admin.
                                                                                                  services to ins. cos.

AEGON USA Real Estate                     Delaware            100% Diversified Financial          Real estate and mortgage
Services, Inc.                                                Products Inc..                      holding company

Capital Real Estate                       Delaware            100% CGC                       Furniture and equipment
Development Corporation                                                                      lessor

Capital General Development               Delaware            100% CGC                       Holding company
Corporation

Ammest Realty Corporation                 Texas               100% Peoples Security Life     Special purpose subsidiary
                                                              Insurance Company

JMH Operating Company, Inc.               Mississippi         100% Peoples Security Life     Real estate holdings
                                                              Insurance Company

Independence Automobile                   Florida             100% Capital Security          Automobile Club
Association, Inc.                                             Life Insurance Company

Independence Automobile                   Georgia             100% Capital Security          Automobile Club
Club, Inc.                                                    Life Insurance Company

Capital 200 Block Corporation             Delaware            100% CGC                       Real estate holdings

Capital Broadway Corporation              Kentucky            100% CGC                       Real estate holdings

Southlife, Inc.                           Tennessee           100% CGC                       Investment subsidiary

Ampac Insurance Agency, Inc.              Pennsylvania        100% CGC                       Provider of management
(EIN 23-1720755)                                                                             support services

National Home Life Corporation            Pennsylvania        100% Ampac Insurance           Special-purpose subsidiary
                                                              Agency, Inc.

Compass Rose Development                  Pennsylvania        100% Ampac Insurance           Special-purpose subsidiary
Corporation                                                   Agency, Inc.

Frazer Association Consultants,           Illinois            100% Ampac Insurance           TPA license-holder
Inc.                                                          Agency, Inc.

Valley Forge Associates, Inc.             Pennsylvania        100% Ampac Insurance           Furniture & equipment
                                                              Agency, Inc.                   lessor

Veterans Benefits Plans, Inc.             Pennsylvania        100% Ampac Insurance           Administrator of group
                                                              Agency, Inc.                   insurance programs

Veterans Insurance Services, Inc.         Delaware            100% Ampac Insurance           Special-purpose subsidiary
                                                              Agency, Inc.

Academy Insurance Group, Inc.             Delaware            100% CGC                       Holding company

Academy Life Insurance Co.                Missouri            100% Academy Insurance         Insurance company
                                                              Group, Inc.

Pension Life Insurance                    New Jersey          100% Academy Insurance         Insurance company
Company of America                                            Group, Inc.

Academy Services, Inc.                    Delaware            100% Academy Insurance         Special-purpose subsidiary
                                                              Group, Inc.

Ammest Development Corp. Inc.       Kansas                 100% Academy Insurance                    Special-purpose subsidiary
                                                           Group, Inc.

Ammest Insurance Agency, Inc.       California             100% Academy Insurance                    General agent
                                                           Group, Inc.

Ammest Massachusetts                Massachusetts          100% Academy Insurance                    Special-purpose subsidiary
Insurance Agency, Inc.                                     Group, Inc.

Ammest Realty, Inc.                 Pennsylvania           100% Academy Insurance                    Special-purpose subsidiary
                                                           Group, Inc.

Ampac,  Inc.                        Texas                  100% Academy Insurance                    Managing general agent
                                                           Group, Inc.

Ampac Insurance Agency, Inc.        Pennsylvania           100% Academy Insurance                    Special-purpose subsidiary
(EIN 23-2364438)                                           Group, Inc.

Data/Mark Services, Inc.            Delaware               100% Academy Insurance                    Provider of mgmt. services
                                                           Group, Inc.

Force Financial Group, Inc.         Delaware               100% Academy Insurance                    Special-purpose subsidiary
                                                           Group, Inc.

Force Financial Services, Inc.      Massachusetts          100% Force Fin. Group, Inc.               Special-purpose subsidiary

Military Associates, Inc.           Pennsylvania           100% Academy Insurance                    Special-purpose subsidiary
                                                           Group, Inc.

NCOA Motor Club, Inc.               Georgia                100% Academy Insurance                    Automobile club
                                                           Group, Inc.

NCOAA Management Company            Texas                  100% Academy Insurance                    Special-purpose subsidiary
                                                           Group, Inc.

Unicom Administrative               Pennsylvania           100% Academy Insurance                    Provider of admin.
Services, Inc.                                             Group, Inc.                               services


Unicom Administrative               Germany                100%Unicom Administrative                 Provider of admin.
Services, GmbH                                             Services, Inc.                            services

Capital Liberty, L.P.               Delaware               79.2% Commonwealth Life                   Holding Company
                                                           Insurance Company
                                                           19.8% Peoples Security Life
                                                           Insurance Company
                                                           1% CGC

Commonwealth General LLC            Turks &                100% CGC                                  Special-purpose subsidiary
                                    Caicos Islands

Peoples Benefit Life                Missouri               3.7% CGC                                  Insurance company
Insurance Company                                          20% Capital Liberty, L.P.
                                                           76.3% Monumental Life
                                                           Insurance Co.

Veterans Life Insurance Co.              Illinois          100% Peoples Benefit             Insurance company
                                                           Life Insurance Company

Peoples Benefit Services, Inc.           Pennsylvania      100% Veterans Life Ins. Co.      Special-purpose subsidiary

Item 27. Number of Contract Owners

               As of December 31, 1998, there were no Contract owners.

Item 28. Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                -------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

                  AFSG Securities Corporation
                  4333 Edgewood Road, N.E.
                  Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                                      Sarah J. Stange
Director and President                               Director and Vice President

Frank A. Camp                                        Bob Warner
Director and Secretary                               Assistant Compliance Officer

Lisa Wachendorf                                      Linda Gilmer
Vice President and                                   Treasurer/Controller
Chief Compliance Officer
                                                     Priscilla Hechler
Debra C. Cubero                                      Assistant Vice President and Assistant Secretary
Vice President

Emily Bates                                          Thomas Pierpan
Assistant Treasurer                                  Assistant Vice President and Assistant Secretary

Clifton Flenniken                                    Darin D. Smith
Assistant Treasurer                                  Assistant Vice President and Assistant Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1998, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, Separate Account IV and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account B and Separate Account C of AUSA Life Insurance Company, Inc.

Item 30.Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 12th day of May, 1999.


                                   PFL RETIREMENT BUILDER
                                   VARIABLE ANNUITY ACCOUNT

                                   PFL LIFE INSURANCE COMPANY
                                   Depositor



                                                  *
                                   --------------------------
                                   William L. Busler
                                   President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                    Title                         Date
----------                    -----                         ----

                    *         Director                      May ____, 1999
---------------------
Patrick S. Baird

/s/ Craig D. Vermie           Director                      May 12, 1999
---------------------
Craig D. Vermie

                    *         Director                      May ____, 1999
---------------------
William L. Busler             (Principal Executive Officer)

                    *         Director                      May ____, 1999
---------------------
Larry N. Norman

                    *         Director                      May ____, 1999
---------------------
Douglas C. Kolsrud

                    *         Vice President and            May ____, 1999
---------------------
Robert J. Kontz               Corporate Controller

                    *         Treasurer                     May ____, 1999
---------------------
Brenda K. Clancy

*    By Craig D. Vermie, attorney in-fact.

                                                                Registration No.
                                                                      333-______



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                            THE ONE INCOME ANNUITY

                                _______________

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.         Description of Exhibit                            Page No.*
-----------         ----------------------                            ---------

(5) (a)             Form of Application.

(9)                 Opinion and Consent of Counsel

(10) (b)            Opinion and Consent of Actuary


______________________
*    Page numbers included only in manually executed original.